Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LYN HOLDINGS LLC,

LYN HOLDINGS CORP.,

LYN ACQUISITION CORP.,

AND

NEFF CORP.

Dated as of March 31, 2007

i

2.22	No Other Agreements to Sell the Assets or Stock of the Company or any of its Subsidiaries	31
2.23	Customers and Suppliers	31
2.24	Rental Fleet; Assets	31

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB		32
3.1	Organization and Qualification	32
3.2	Authority; Required Filings	32
3.3	Interim Operations of the Buyer and Merger Sub	33
3.4	Financing	33
3.5	Non-Contravention	34
3.6	Brokers	34
3.7	No Outside Reliance	34

ARTICLE IV CONDUCT OF BUSINESS PENDING THE MERGER		34
4.1	Conduct of Business Pending the Merger	34
4.2	Stockholder Approval.	38
4.3	No Solicitation of Other Proposals.	38

ARTICLE V ADDITIONAL AGREEMENTS		39
5.1	Access to Information; Confidentiality	39
5.2	Further Assurances	39
5.3	Employee Benefit Matters	41
5.4	Notification of Certain Matters	42
5.5	Public Announcements	43
5.6	Indemnification of Directors and Officers	43
5.7	Funding	44
5.8	Financial Statements	45
5.9	Transaction Expenses	46
5.10	Company Option Plans	46
5.11	Assistance with Debt Financing	46
5.12	Discharge of Existing Notes	47
5.13	EDGAR.	49
5.14	Provision of Funds.	49
5.15	Termination of Agreements.	49
5.16	Funded Debt Payoff.	50
5.17	FIRPTA.	50

ARTICLE VI CONDITIONS OF MERGER		50
6.1	Conditions to Obligation of Each Party to Effect the Merger	50
6.2	Additional Conditions to Obligations of the Buyer and Merger Sub	51
6.3	Additional Conditions to Obligations of the Company	53

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		53
7.1	Termination	53
7.2	Effect of Termination	54

7.3	Fees and Expenses	55
7.4	Amendment	55
7.5	Waiver	55

ARTICLE VIII GENERAL PROVISIONS		55
8.1	Survival of Representations and Warranties	55
8.2	Notices	55
8.3	Interpretation	57
8.4	Severability	57
8.5	Entire Agreement	58
8.6	Assignment	58
8.7	Parties in Interest	58
8.8	Failure or Indulgence Not Waiver	58
8.9	Governing Law; Enforcement	58
8.10	No Implied Representations	59
8.11	Construction of Certain Provisions	59
8.12	Counterparts.	59

ANNEX

ANNEX I:	Index to Defined Terms

AGREEMENT AND PLAN OF MERGER (this “Agreement”), made and entered into as of March 31, 2007 by and among LYN Holdings LLC, a Delaware limited liability company (the “Buyer”), LYN Holdings Corp., a Delaware corporation and direct wholly-owned Subsidiary of the Buyer (“Holdings”), LYN Acquisition Corp., a Delaware corporation and direct wholly-owned Subsidiary of Holdings (“Merger Sub”) and Neff Corp., a Delaware corporation (the “Company”).  The Buyer, Holdings, Merger Sub and the Company are sometimes referred to herein each individually as a “Party” and, together, as the “Parties.”

WHEREAS, the Boards of Directors of each of the Buyer, Holdings, Merger Sub and the Company have approved and declared the advisability of this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the terms and conditions set forth herein.

WHEREAS, the Board of Directors of the Company has recommended that the stockholders of the Company adopt this Agreement and approve the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

DEFINITIONS

In addition to the other words and terms defined elsewhere in this Agreement, as used in this Agreement, the following words and terms shall have the meanings specified or referred to below:

“ABL Credit Facility” means the Amended and Restated Credit Facility, dated as of July 8, 2005, among Neff Rental, Inc., as borrower, Neff Rental LLC and Neff Finance Corp., as guarantors, General Electric Capital Corporation, as agent and a lender, and the other financial institutions party thereto.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aggregate Option Exercise Price” means the aggregate exercise price payable to the Company upon exercise of all Company Stock Options that are (i) outstanding immediately prior to the Closing Date and (ii) have a per share exercise price less than the Merger Consideration per share.

 “Business Day” means any day on which banks are permitted to be open in New York, New York.

“Capital Expenditures” means expenditures for goods acquired and/or services received that would be required to be capitalized as a capital expenditure in accordance with GAAP.

“Capitalized Leases” means leases required to be capitalized for financial reporting purposes in accordance with GAAP.

“Cash Amount” means $409,376,641 minus Transaction Expenses.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Financial Statements” shall mean the Historical Audited Financial Statements and the 2006 Audited Financial Statements.

“Contract” shall mean, with respect to the Company and its Subsidiaries, any agreement, contract, lease, sublease, note, loan, evidence of indebtedness, indenture, guarantee, letter of credit, franchise agreement, covenant not to compete, employment agreement, license, sublicense or instrument to which the Company or any of its Subsidiaries is a party, whether oral or written, and that pursuant to its terms has not expired, terminated or been fully performed by the parties thereto.  For the avoidance of doubt, “Contract” shall not mean a purchase order or an invoice.

“Environmental Laws” means all Laws relating to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, harmful or deleterious materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), as each has been amended and the regulations promulgated pursuant thereto and all analogous state, local or foreign Laws.

“ERISA” means Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity (whether or not incorporated) which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, a member of an “affiliated service group” with, or otherwise required to be aggregated with, the Company or any of its Subsidiaries, as set forth in Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fully Diluted Outstanding Company Common Stock” means the sum of (i) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Closing Date and (ii) the aggregate number of shares of Company Common Stock subject to

Company Stock Options issued and outstanding immediately prior to the Closing Date and having a per share exercise price less than the Merger Consideration per share.

“Funded Debt” means, without duplication, the sum of (a) all principal and accrued (but unpaid) interest owing by the Company or any of its Subsidiaries for debt for borrowed money owed to any third party (i.e., specifically excluding intercompany debt between the Company and any of its Subsidiaries and any Subsidiary of the Company and another Subsidiary of the Company), including pursuant to the ABL Credit Facility, the Senior Secured Notes and the Senior Subordinated Notes, (b) all obligations of the Company or any of its Subsidiaries as lessee or lessees under Capitalized Leases, (c) indebtedness of any Person other than the Company or any of its Subsidiaries guaranteed in any manner by the Company or any of its Subsidiaries (whether as a guarantor or a surety), and (d) mark-to-market losses on hedging arrangements; provided that, notwithstanding the foregoing, in no event shall “Funded Debt” include liabilities or obligations of the Company or any of its Subsidiaries (i) incurred or arranged by either of the Buyer or Merger Sub or any Affiliate of either of the Buyer or Merger Sub in connection with the transactions contemplated hereby (including, without limitation, the Debt Financing) or (ii) incurred pursuant to any premium financing arrangements of the Company with respect to any of its insurance policies.

“Government Contract” means any prime contract, subcontract, basic ordering agreement, letter agreement, purchase order, delivery order, bid, change order or commitment between the Company or any of its Subsidiaries and (a) any Governmental Authority or (b) any prime contractor or subcontractor with respect to performance by the Company or any of its Subsidiaries as subcontractor of any portion of the obligations of a prime contract with any Governmental Authority.

“Hazardous Materials” means any material, substance or waste that is defined, listed, regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” “pollutant,” “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, asbestos-containing products, mold, polychlorinated biphenyls, radon, urea formaldehyde insulation, chlorofluorocarbons and all other ozone-depleting substances.

“Indemnified Costs” means any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation is based in whole or in part on or arises in whole or in part out of the fact that the Indemnitee is or was an officer, director or employee of the Company or the Subsidiary of the Company, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to, at or after the Effective Time.

“knowledge” when used with respect to any representation, warranty or statement of the Company that is qualified by the Company’s “knowledge,” means the actual knowledge of Juan Carlos Mas, Mark Irion, Graham Hood, Steve Halliwell, Westley Parks, John Anderson, Steve Michaels and Steve Settelmayer.

“Laws” means (a) all applicable laws, statutes, ordinances, regulations, decrees, rules and orders of every federal, state, local or foreign government and every federal, state, local or foreign court or other governmental or regulatory agency, department, authority, body or instrumentality and (b) all judgments, decisions, decrees or orders of any court or governmental or regulatory agency, department, authority, body or instrumentality

“Material Adverse Effect” means any adverse change in the financial condition, business or results of operations of a Person and its Subsidiaries which is material to such Person and its Subsidiaries, taken as a whole, other than any change or effect resulting from or arising out of (i) (A) changes or conditions generally affecting the industries or segments in which such Person operates or (B) changes in local, regional or national general economic, market or political conditions which, in the case of (A) or (B), is not specifically related to, or does not have a materially disproportionate effect (relative to other industry participants) on, such Person, (ii) the announcement of this Agreement or pendency of this Agreement or the Merger, (iii) any action taken by such Person or any of its Subsidiaries with the consent of either the Buyer or Merger Sub or from compliance by such Person or any of its Subsidiaries with the terms of, or the taking of any action contemplated or permitted by, this Agreement or (iv) the actions of either the Buyer or Merger Sub taken in bad faith or in breach of this Agreement or that constitute willful misconduct.

“Merger Consideration” means an amount determined by dividing (i) the Cash Amount plus the Aggregate Option Exercise Price by (ii) the Fully Diluted Outstanding Company Common Stock.

“Parts Inventory” means inventory owned by the Company and its Subsidiaries which consists of parts for the Rental Fleet and parts to be sold or leased by the Company and its Subsidiaries in the ordinary course of business, which parts are not incorporated or installed in or on, or affixed or appurtenant to, any such inventory or to any other property and which parts are new or used and in good condition, including inventory the Company and its Subsidiaries currently described in the Company Financial Statements as “inventories, including whole goods,” but excluding any Rental Fleet.

“Permitted Additional Debt” means the amount by which Funded Debt exceeds $490,623,359 (the “Excess Amount”) to the extent there is a corresponding increase from December 31, 2006 in the gross book value of the Rental Fleet of the Company and its Subsidiaries as would be reflected on a consolidated balance sheet of the Company prepared in accordance with GAAP and past practices at least equal to such Excess Amount, provided, that Permitted Additional Debt shall not exceed $25,000,000.

 “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Personnel” means, with respect to the Company and its Subsidiaries, all directors, officers, employees on a full or part-time basis of the Company or any of its Subsidiaries.

“Plan” means any employee benefit plan, program, policy, practice, agreement or other arrangement providing benefits to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute or in respect of which the Company or any of its Subsidiaries has any current or future liability (whether actual or contingent), including, without limitation, any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity, equity-based, severance, employment, change of control or fringe benefit plan, program, policy, practice, agreement or other arrangement.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure.

“Rental Fleet” means assets of a type offered for sale, rental or lease by the Company and its Subsidiaries in the ordinary course of business, including assets of the Company and its Subsidiaries currently described in the Company Financial Statements as “rental equipment, net,” but excluding any Parts Inventory and Property, Plant and Equipment (as defined under GAAP), net.

“Senior Secured Notes” means Neff Rental LLC’s and Neff Finance Corp.’s 11¼% Second Priority Senior Secured Notes due 2012.

“Senior Subordinated Notes” means Neff Rental LLC’s and Neff Finance Corp.’s 13% Senior Subordinated Notes due 2013.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (i) such Person (or any other Subsidiary of such Person) is a general partner (excluding partnerships, the general partnerships of which held by such Person or Subsidiary of such Person do not have a majority of the voting interest of such partnership), (ii) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization are directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (iii) at least 50% of the securities or equity interests of such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

 “Tax” means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, abandoned or unclaimed property, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for Taxes of a predecessor entity.

“Transaction Expenses” means, without duplication, the sum of: (i) the amount of Funded Debt as of immediately prior to the Closing in excess of the sum of (a) $490,623,359 and (b) Permitted Additional Debt, (ii) any prepayment, redemption, purchase price or consent fees, premiums (including net redemption costs in the event of a Discharge, after giving effect to the any interest to be earned on the amount deposited with the trustee under the applicable indenture) or penalties or LIBOR breakage fees (excluding the principal amount and accrued and unpaid interest in respect of any indebtedness) payable to the creditors of the Company and its Subsidiaries and incurred by the Company or its Subsidiaries in connection with the repayment, redemption, purchase (including by means of a tender offer and consent solicitation) or defeasance of Funded Debt at or prior to Closing or, following Closing with respect to any repayment, redemption or defeasance required to Discharge any Notes not repurchased in connection with any tender offer and consent solicitation, in connection with the transactions contemplated by this Agreement and any interest payments due with respect to any period after Closing in connection with a Discharge of Funded Debt, (iii) fees and expenses of legal and financial advisors (including, without limitation, the Financial Advisors) to the Company or any of its Subsidiaries incurred in connection with this Agreement and the transactions contemplated hereby, but only to the extent arising directly from or as a result of such transactions, and not already paid as of the Closing Date, (iv) cash payments to employees of the Company under the Company’s 2006 Bonus Plan (provided, that, for purposes of this determination, this calculation shall not include any amounts other than payments under the 2006 Bonus Plan that may be payable in connection with the change in control of the Company), (v) cash fees paid to third parties that are parties to Contracts with the Company or any of its Subsidiaries in order to obtain the consent of such third parties to this Agreement and the transactions contemplated hereby or due to the vesting of any payment right as a result of such transactions (but only to the extent arising directly from or as a result of such transactions), (vi) all other fees and expenses of third parties (such as consultants or other advisors, but excluding for purposes of this clause (vi) the overhead and similar internal costs of the Company and its Subsidiaries) incurred by the Company or any of its Subsidiaries arising from or as a result of the transactions contemplated hereby and not already paid as of the Closing Date, and (vii) 50% of any HSR Act and Competition Law filing costs, as set forth in Section 7.3.  For the avoidance of doubt, expenses incurred by the Company or its Subsidiaries to assist either of the Buyer or Merger Sub in fulfilling their obligations under this Agreement, including any assistance provided with respect to the Buyer’s or Merger Sub’s receipt of the financing pursuant to the Financing Commitment Letters shall not be considered “Transaction Expenses.”

ARTICLE I

THE MERGER

1.1           The Merger.

At the Effective Time (as defined in Section 1.3), in accordance with the DGCL and the terms and conditions of this Agreement, Merger Sub shall be merged with and into the Company.  From and after the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company, as the surviving corporation in the Merger, shall continue its existence under the Laws of the State of Delaware.  The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2           Closing.

Unless this Agreement shall have been terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article VII, and subject to the satisfaction or waiver, as the case may be, of the conditions set forth in Article VI, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (eastern daylight standard time) on a Business Day (the “Closing Date”) after all the conditions set forth in Article VI (excluding conditions that, by their nature, cannot be satisfied until the Closing) shall have been satisfied or waived in accordance with Section 7.5 or another Business Day to be mutually agreed upon by the Parties; provided that, for the avoidance of doubt, unless the Financing received in satisfaction of the condition in Section 6.2(e) does not include any funding of the Bridge Facility (as such term is defined in the Debt Financing Commitment Letter), the Buyer, Holdings and Merger Sub shall in no event be required to effect the Closing prior to June 28, 2007.  The Closing shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017.

1.3           Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, the Parties shall cause the Merger to become effective by executing and filing in accordance with the DGCL a certificate of merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”), the date and time of such filing, or such later date and time as may be agreed upon by the Parties and specified therein, being hereinafter referred to as the “Effective Time.”

1.4           Effect of the Merger.

At the Effective Time, the Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5           Certificate of Incorporation and Bylaws of the Surviving Corporation.

From and after the Effective Time and without further action on the part of the Parties, the Certificate of Incorporation and Bylaws of the Company shall be amended in their entirety to contain only the provisions set forth in the Articles of Incorporation and Bylaws  of Merger Sub as in effect immediately prior to the Merger, except for the name of the Surviving Corporation.

1.6           Directors and Officers of the Surviving Corporation.

(a)           The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.

(b)           The officers of the Company immediately prior to the Effective Time, with changes and additions thereto as the Buyer may designate in writing to the Company prior to the Effective Time, shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.

1.7           Conversion of Company Stock, Etc.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of the following securities, each share of the Company’s Class A Common Stock, par value $0.01 per share (the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than (x) any shares of Company Common Stock to be canceled and retired pursuant to Section 1.8 and (y) Dissenting Shares (as defined in Section 1.16)) shall be converted automatically into the right to receive the Merger Consideration in cash, without interest, subject to adjustment as set forth in Section 1.11 and to Section 1.12(c).

(b)           From and after the Effective Time, all shares of Company Common Stock (other than (x) any shares of Company Common Stock to be canceled and retired pursuant to Section 1.8 and (y) Dissenting Shares) shall, without any further action, automatically be canceled and shall cease to exist, and each holder of a certificate which previously represented any such share of Company Common Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”) shall cease to have any rights with respect thereto other than the right to receive the Merger Consideration such holder is entitled to receive pursuant to this Section 1.7 upon surrender of such certificate in accordance with Section 1.12 hereof, without interest.

(c)           Notwithstanding the foregoing, the Buyer, Holdings or Merger Sub may enter into one or more agreements (each, a “Contribution Agreement”) with any one or more holders of Company Common Stock to cause any portion of the Company Common Stock held by such holder to be contributed to Holdings (such shares of Common Stock, the “Rollover Shares”) in exchange for shares of common stock of Holdings, on such terms and subject to such conditions as may be set forth in any such Contribution Agreement, and neither any holder executing such a Contribution Agreement nor the Buyer or Holdings shall be entitled to receive any payment with respect to any Rollover Shares subject to such Contribution Agreement; provided, however, that such Rollover Shares shall be considered to be outstanding immediately prior to the Effective Time for purposes of determining the Merger Consideration and the definition of “Fully Diluted Outstanding Company Common Stock.”

1.8           Cancellation of Shares.

Immediately prior to the Effective Time, each share of Company Common Stock held in the Company’s treasury or owned by the Buyer, Holdings or Merger Sub immediately prior to the Effective Time, shall, without any further action, automatically be canceled and extinguished without any conversion thereof or payment therefore.  At the Effective Time, each share of the Company Common Stock held by any Subsidiary of the Company shall remain outstanding.

1.9           Company Stock Options.

(a)           At or immediately prior to the Effective Time, each option to purchase a share of Company Common Stock (each, a “Company Stock Option” and collectively, the “Company Stock Options”) outstanding under any Plan or other compensation plan or arrangement of the Company immediately prior to the Effective Time (the “Company Option Plans”), whether or not vested or exercisable, shall be cancelled, cease to be outstanding or cease to exist and be converted into the right to receive, and the Company shall pay each holder of a Company Stock Option at or promptly after the Effective Time an amount in cash equal to the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option (less all applicable withholding and employment taxes); provided that to the extent determined necessary or appropriate by the Company, the Company shall obtain the consent of any holder of a Company Stock Option to effectuate the actions contemplated by this Section 1.9(a).

(b)           Notwithstanding the foregoing, the Buyer, Holdings or Merger Sub may enter into one or more agreements (each, a “Rollover Agreement”) with any one or more holders of Company Stock Options to cause any portion of the Company Stock Options held by such holder to be rolled over into options exercisable for shares of common stock of Holdings, on such terms and subject to such conditions as may be set forth in any such Rollover Agreement, and any holder executing such a Rollover Agreement shall not be entitled to receive any payment with respect to any Company Stock Options subject to such Rollover Agreement; provided, however, that such Company Stock Options shall be considered to be outstanding immediately prior to the Effective Time for purposes of determining the Merger Consideration and the definitions of “Fully Diluted Outstanding Company Common Stock” and “Aggregate Option Exercise Price.”

1.10         Capital Stock of Merger Sub.

Each share of common stock of Merger Sub, $0.01 par value per share (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted automatically into one share of Common Stock of the Surviving Corporation at the Effective Time.   From and after the Effective Time, each stock certificate of Merger Sub which previously represented shares of Merger Sub Common Stock shall evidence ownership of a corresponding number of shares of Common Stock of the Surviving Corporation.

1.11         Adjustments to Merger Consideration.  Without limiting any other provision of this Agreement, the Merger Consideration shall be adjusted, at any time and from time to time, to fully reflect the effect of any stock split, reverse split, stock dividend (including, without limitation, any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock occurring prior to the Effective Time.

1.12         Payment.

(a)           Each holder of Company Common Stock shall surrender to the Buyer at the Closing for cancellation the Company Certificate that immediately prior to the Effective Time represented the outstanding shares of Company Common Stock owned by such holder, accompanied by a transmittal letter in the form mutually agreed upon by the Buyer and the Company (the “Letter of Transmittal”), and shall include customary representations and warranties regarding the holder’s title to its shares of Company Common Stock.  At the Closing, each such holder of Company Common Stock shall be entitled to receive upon surrender of such holder’s Company Certificate and delivery of its Letter of Transmittal the Merger Consideration in respect of each share of Company Common Stock represented by such Company Certificate, subject to Section 1.12(b), and the Buyer shall promptly deliver by wire transfer of immediately available funds the Merger Consideration due pursuant to Section 1.7(a) in accordance with the instructions set forth in the Letter of Transmittal.

(b)           If the Merger Consideration due pursuant to Section 1.7(a) is to be delivered to a Person other than the Person in whose name the Company Certificate surrendered in exchange therefor is registered, it shall be a condition to the payment of such consideration that the Company Certificate so surrendered shall be properly endorsed or accompanied by appropriate powers and otherwise in proper form for transfer, that such transfer otherwise be proper and that the Person requesting such transfer pay to the Buyer any transfer or other Taxes payable by reason of the foregoing or establish to the satisfaction of the Buyer that such Taxes have been paid or are not required to be paid.

1.13         Full Satisfaction.

All consideration paid pursuant to Section 1.7(a) or Section 1.9(a) in accordance with the terms thereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Stock and the Company Stock Options.

1.14         Closing of the Company’s Transfer Books.

At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock or Company Stock Options shall be made thereafter.  If after the Effective Time Company Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Agreement.

1.15         Taking of Necessary Action; Further Action.

If, at any time and from time to time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in the Surviving Corporation full right, title and possession of all properties, assets, rights, privileges, powers and franchises of the Company, the Buyer and Merger Sub, the officers and directors of the Company and the Surviving Corporation shall be and are fully authorized and directed, in the name of and on behalf of their respective corporations, to take, or cause to be taken, all such lawful and necessary action as is not inconsistent with this Agreement.

1.16         Dissenting Shares.

Each outstanding share of Company Common Stock held by a Company stockholder who has demanded and perfected his or her right to an appraisal of his or her shares of Company Common Stock in accordance with Section 262 of the DGCL and who has not effectively withdrawn or lost his or her right to such appraisal (“Dissenting Shares”) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 1.7, but the holder thereof shall be entitled only to such rights as are granted by Section 262 of the DGCL.  The Company shall give the Buyer prompt notice of any appraisal demands and the Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands.  Without the prior written consent of the Buyer, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment.  From and after the Effective Time, no stockholder who has properly exercised and perfected appraisal rights pursuant to Section 262 of the DGCL shall be entitled to vote its shares for any purpose or receive payment of dividends or other distributions with respect to its shares (except dividends and distributions payable to shareholders of record at a date which is prior to the Effective Time).

1.17         Withholding.

The Buyer shall be entitled to deduct and withhold or cause to be deducted and withheld from amounts otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payments under any provision of federal, state, local or foreign tax Law.  Any amounts so deducted will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule provided by the Company to the Buyer on the date hereof (the “Company Disclosure Schedule”), the Company represents and warrants to each of the Buyer, Holdings and Merger Sub that the statements contained in this Article II are true, complete and correct; provided, however, that the mere inclusion of an item on the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed to be an admission by the Company that such item is or was material or is or was required to be disclosed thereon.  Any matter disclosed, or as to which any exception is made, in any item on the Company Disclosure Schedule shall constitute an exception to each representation and warranty under this Agreement (whether or not the representation contains the phrase “except as set forth on Schedule __” or similar language) where the applicability of the disclosed matter or circumstance to the representation or warranty is reasonably apparent.

2.1           Organization and Qualification; Subsidiaries.

Each of the Company and its Subsidiaries is a corporation or limited liability company validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or formation.  Each of the Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or foreign limited liability company to conduct business under the Laws of each jurisdiction where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.  Each of the Company and its Subsidiaries has provided the Buyer complete and correct copies of its Certificate or Articles of Incorporation and Bylaws or equivalent governing documents, each as amended to date.

2.2           Capital Structure.

(a)           The authorized capital stock of the Company consists of (i) 20,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of Preferred Stock, $0.01 par value per share (“Company Preferred Stock”).  The authorized capital stock of each Subsidiary of the Company is set forth on Schedule 2.2(a). All shares of Company Common Stock have the same rights under the Company’s Certificate of Incorporation with respect to the receipt of proceeds in connection with the Merger.

(b)           As of the date hereof:  (i) 12,478,697 shares of Company Common Stock are issued and outstanding as set forth on Schedule 2.2(b); (ii) no shares of Company Preferred Stock are outstanding; (iii) no shares of Company Common Stock are held in the treasury of the Company; (iv) options to purchase an aggregate of 1,834,079 shares of Company Common Stock are outstanding; and (v) no Company Common Stock is owned by any Subsidiary of the Company.  Schedule 2.2(b) sets forth a complete list of the outstanding options to purchase Company Common Stock, including the name of each holder of an option, the Company Option Plan under which such option was issued, the number of shares of Company Common Stock subject to such option, whether such option is vested the exercise price of each such option and the expiration date of each such option.  Except as described above, as of the date hereof, there are no shares of voting or non-voting capital stock, equity interests or other securities of the Company authorized, issued, reserved for issuance or otherwise outstanding.

(c)           All outstanding shares of Company Common Stock and the equity interests in each Subsidiary (“Subsidiary Capital Stock”) are, and all shares of Company Common Stock which may be issued pursuant to the Company Option Plans, will be, when issued against payment therefore in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any kind of preemptive, subscription or any kind of similar rights.

(d)           There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of the Company may vote.  Except as set forth in Schedule 2.2(d) or as described in subsection (b) above, there are no outstanding securities, options, warrants, calls, rights, commitments or other agreements of any kind to which the Company or any of its Subsidiaries is a party or bound obligating the Company or any of its Subsidiaries to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its Subsidiaries.

(e)           All outstanding Subsidiary Capital Stock is owned by the Company, directly or indirectly, free and clear of all liens, charges, encumbrances and claims of any nature (“Liens”), except Liens incurred in connection with the ABL Credit Facility and the Senior Secured Notes.  Except for the Subsidiary Capital Stock, neither the Company or any of its Subsidiaries has any interest in any stock, partnership or membership interests or units (whether general or limited) or any other interest or participation that confers on the Company or any of its Subsidiaries the right to receive a share of the profits and losses of, or distribution of assets of, any other Person.

(f)            All of the issued and outstanding Company Common Stock and Subsidiary Capital Stock was issued in compliance in all material respects with all applicable federal and state securities Laws.

(g)           Except as set forth in Schedule 2.2(g), there are no outstanding contractual obligations of the Company or any of its Subsidiaries entitling any Person to cause the Company or any of its Subsidiaries to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the registration of any securities of the Company or any of its Subsidiaries.

(h)           Except as set forth on Schedule 2.2(h), there are no voting trusts, proxies or other agreements, commitments or understandings of any character to which the Company or any of its Subsidiaries, or, to the knowledge of the Company, any of the stockholders of the Company, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Company or any of its Subsidiaries.

(i)            Schedule 2.2(i) sets forth a complete list of the Funded Debt as of February 28, 2007, including the balance of each item of Funded Debt as of February 28, 2007 and all letters of credit issued by the Company or any of its Subsidiaries.  The Company has made available to the Buyer all Contracts and other documentation regarding such Funded Debt.

2.3           Authority; No Conflict; Required Filings

(a)           The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and other transactions contemplated hereby.  The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby, have been duly authorized by all corporate action on the part of the Company, and, no other corporate proceedings are necessary other than, with respect to the Merger, the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the sum of the outstanding shares of Company Common Stock in accordance with the DGCL and the Company’s Certificate of Incorporation.

(b)           This Agreement has been duly executed and delivered by the Company and (assuming this Agreement constitutes the valid and binding agreement of each of the Buyer, Holdings and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to:  (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally; and (ii) general principles of equity, including, without limitation, standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits on the availability of equitable remedies, whether such principles are considered at Law or in equity (collectively, the “Equitable Exceptions”).

(c)           Except as set forth on Schedule 2.3(c), the execution and delivery of this Agreement do not, and the performance by the Company of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or require the consent of or notification to any party under, or result in the creation of any Liens in or upon any of the properties or other assets of the Company or any of its Subsidiaries or the creation or acceleration of rights of any Person under any provision of:  (i) the Certificate of Incorporation and Bylaws of the Company or other equivalent organizational documents of any of the Company’s Subsidiaries; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) permit, license, franchise, statute, Law, ordinance or regulation or (B) judgment, decree or order, in each case applicable to the Company or any of its Subsidiaries, or by which any of their respective properties or assets may be bound or affected; or (iii) any Company Material Contract (as such term is defined in Section 2.7(a) hereof), except, in the case of clauses (ii) or (iii) above, for any such failures to provide notice, conflicts, violations, defaults or other occurrences, if any, that would not, individually or in the aggregate, result in a Material Adverse Effect on the Company.

(d)           No consent, approval, order or authorization of, or registration, declaration or filing with, any government, governmental, statutory, regulatory or administrative authority, agency, body or commission or any court, tribunal or judicial body, whether federal, state, local or foreign (each, a “Governmental Authority”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby except for:  (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; (ii) compliance with any applicable requirements under the

Exchange Act; (iii) compliance with any applicable state securities, takeover or so-called “Blue Sky” Laws; (iv) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (v) such consents, approvals, orders or authorizations, or registrations, declarations or filings which if not obtained or made, would not result in a Material Adverse Effect on the Company.

2.4   Financial Statements; Accounts Receivable; SEC Filings.

(a)           The audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2003, 2004 and 2005 and the audited consolidated statements of operations and cashflows of the Company and its Subsidiaries for the years ended December 31, 2003, 2004 and 2005 including, in each case, any related notes thereto attached hereto as Schedule 2.4(a) were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved except as may otherwise be indicated in the notes thereto and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods therein indicated (the “Historical Audited Financial Statements”).  The audited consolidated balance sheet (the “Most Recent Balance Sheet”) of the Company and its Subsidiaries as of December 31, 2006 (the “Most Recent Balance Sheet Date”) and the audited consolidated statements of operations and cashflows for the year ended December 31, 2006, attached hereto as Schedule 2.4(b) (the “2006 Audited Financial Statements”), were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods therein indicated.  When delivered to the Buyer in accordance with Section 5.8, the Interim Financial Statements (as defined in Section 5.8) will have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and will fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of and for the periods then ended, except for (i) normal year-end adjustments and reclassifications, the effect of which will not, individually or in the aggregate, be materially adverse to the Company and its Subsidiaries and (ii) the absence of footnotes.  Each of the Company and its Subsidiaries maintains systems of internal accounting controls sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability in conformity with GAAP.

(b)           The accounts receivable reflected on the consolidated balance sheet of the Company and its Subsidiaries as reflected in the 2006 Audited Financial Statements represent bona fide claims of the Company and its Subsidiaries against debtors.  To the Company’s knowledge, such accounts receivable will be collectible in the ordinary course of business, consistent with past practice, subject to reserves reflected in the 2006 Audited Financial Statements.

(c)           Since September 24, 2006, the Company and its Subsidiaries, as applicable, have filed all reports, schedules, forms and other documents and materials required to be filed by them with the SEC under the Exchange Act (collectively, the “Required SEC Reports”).  The Required SEC Reports, including the financial statements contained therein, (i) were prepared, in all material respects, in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, including all rules and regulations promulgated by the Securities and Exchange Commission thereunder, in each case, as in effect at the time they were filed and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2.5   Most Recent Balance Sheet.

As of the Most Recent Balance Sheet Date, neither the Company nor any of its Subsidiaries had any material liabilities or obligations of any nature, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, that were not reflected, disclosed or reserved against in the Most Recent Balance Sheet.  Except as set forth on Schedule 2.5 or as reflected in the 2006 Audited Financial Statements included in Schedule 2.4(b), neither the Company nor any Subsidiary of the Company, has any material liability (absolute, accrued, contingent or otherwise) except (i) liabilities that are reflected and reserved against on the Most Recent Balance Sheet, that have not been paid or discharged since the date thereof, (ii) liabilities incurred since the Most Recent Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) liabilities under Contracts to which the Company or any of its Subsidiaries is a party (it being understood that, if required by this Agreement, such Contracts are disclosed on the Company Disclosure Schedule) and (iv) liabilities incurred in connection with the transactions contemplated by this Agreement.

2.6   Absence of Certain Changes or Events.

As of the date hereof, other than in connection with this Agreement and the transactions contemplated hereby, since the Most Recent Balance Sheet Date, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, and except as set forth on Schedule 2.6, there has not been: (a) any action, event or occurrence which has had a Material Adverse Effect on the Company; or (b) other than as set forth in the 2006 Audited Financial Statements any other action, event or occurrence that would have required the consent of the Buyer pursuant to Section 4.1 had such action, event or occurrence taken place after the execution and delivery of this Agreement other than, with respect to this clause (b), the following in the ordinary course of business consistent with past practice: (i) sales of Parts Inventory, (ii) actions expressly permitted by Section 4.1(b)(iv), (iv) actions permitted by Section 4.1(b)(viii), (v) acquisitions of Rental Fleet, (vi) Capital Expenditures other than acquisitions of Rental Fleet, or incurrence of obligations or liabilities in connection therewith and (vii) actions described in Section 4.1(b)(xvii).

2.7   Agreements, Contracts and Commitments.

(a)           Schedule 2.7(a) identifies, and the Company has made available to the Buyer, true, complete and correct copies of each of the following Contracts to which the

Company or any of its Subsidiaries is a party to the extent not available in substantially complete form (excluding annexes, exhibits and schedules) on EDGAR (including any Contracts made available on EDGAR by Neff Rental LLC and Neff Finance Corp. pursuant to the Registration Statement on Form S-4, File No.  333-130841) (each, a “Company Material Contract” and, collectively, the “Company Material Contracts”):

(i)            each Contract that would be required to be filed as an exhibit to a Registration Statement on Form S-1 under the Securities Act or an Annual Report on Form 10-K under the Exchange Act if such registration statement or report was filed by the Company with the Securities and Exchange Commission on the date of this Agreement;

(ii)           any employment agreement (other than (x) Contracts for “at will” employment that do not contain any severance obligations and (y) non-competition Contracts benefiting the Company between the Company and any employee of the Company or any of its Subsidiaries), and any agreement, contract or commitment pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any severance, termination or similar payment to any current or former employee, executive officer or director of the Company or any of its Subsidiaries;

(iii)          any Contract that limits (or would limit after the date hereof) the freedom or ability of the Company or any of its Subsidiaries to compete in any material manner in any line of business or in any geographic area;

(iv)          any Contract (other than Company Stock Options) to which the Company or any of its Subsidiaries is a party (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities of any of the Company or any of its Subsidiaries, (B) providing any Person with any preemptive right or any similar right with respect to any securities of any of the Company or any of its Subsidiaries, or (C) providing the Company or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities of the Company or any of its Subsidiaries;

(v)           any Contract (or group of related agreements with the same third parties) under which the Company or any of its Subsidiaries created, incurred, assumed or guaranteed any Funded Debt or letters of credit  (other than Contracts between the Company and any of its Subsidiaries or between Subsidiaries of the Company);

(vi)          any Contract containing “standstill” or similar provisions currently in effect;

(vii)         any Contract that contemplates or involves the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount or having a value in excess of $500,000 in the aggregate, or contemplates or involves the performance of services by or to the Company or any of its Subsidiaries having a value in excess of $500,000 in the aggregate;

(viii)        any partnership, limited liability company, joint venture or other similar agreement that is material to the Company and its Subsidiaries;

(ix)           Contracts under which the Company or any of its Subsidiaries has (x) lent or promised to lend, or made any other loan or advance to, or other investment in, any other Person, in each case, in excess of $50,000 or (y) lent or promised to lend, or made any other loan or advance to an executive officer or director of the Company or any of its Subsidiaries;

(x)            distribution or franchise Contracts related to the assets or the businesses of the Company or any of its Subsidiaries, except for such Contracts that are cancelable on not more than thirty (30) days’ notice by the Company or any of its Subsidiaries without penalty or increased cost;

(xi)           consulting, agency or advertising Contracts related to the assets or the businesses of the Company or any of its Subsidiaries, and involving payment to or by the Company or any of its Subsidiaries in excess of $250,000, except for such Contracts that are cancelable on not more than thirty (30) days’ notice by the Company or any of its Subsidiaries without penalty or increased cost;

(xii)          Contracts relating to licenses or royalties, whether the Company or any of its Subsidiaries is the licensor or licensee thereunder (other than with respect to off-the-shelf or prepackaged software);

(xiii)         Contracts for the purchase or sale of any business, corporation, partnership, joint venture, association or other business organization or any division, operating unit or product line of the Company or any of its Subsidiaries;

(xiv)        Contracts for the lease (whether the Company or any of its Subsidiaries is lessee or lessor thereunder) or rental of any Rental Fleet with (A) a term of one year or longer or (B) where the aggregate payments under any lease where the Company or any of its Subsidiaries is the lessee thereunder are more than $1,000,000; Schedule 2.7(a)(xiv) lists, as of December 31, 2006, the original cost basis of all Rental Fleet subject to leases where the Company or any of its Subsidiaries is the lessee thereunder required to be disclosed on such schedule pursuant to this clause (xiv);

(xv)         powers of attorney;

(xvi)        Contracts under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries;

(xvii)       any Contract granting another Person an option to purchase or sell (A) personal property or assets of the Company or any of its Subsidiaries having a value in excess of $500,000 or (B) any Owned Real Property;

(xviii)      Contracts relating to commissions based on amounts paid for the sale, lease or rental of Rental Fleet to be paid by the Company or any of its Subsidiaries to any Person, other than an employee of the Company or any of its Subsidiaries, that are not terminable at the discretion of the Company or any of its Subsidiaries;

(xix)         Contracts relating to suretyship or performance bond, whether the Company or any of its Subsidiaries is the beneficiary or obligor thereunder;

(xx)          Contracts containing material indemnification or contribution obligations of the Company or any of its Subsidiaries, other than pursuant to the Contracts listed pursuant to Section 2.7(a)(viii); and

(xxi)         Government Contracts involving payments in excess of $200,000.

(b)           Neither the Company nor any of its Subsidiaries is currently in material breach of, or has received in writing any claim or threat that it is currently in material breach of, any of the terms or conditions of any Company Material Contract.  Neither the Company nor any of its Subsidiaries has received notice of a claim for indemnification under any Company Material Contract.

(c)           Each Company Material Contract is in full force and effect and, to the knowledge of the Company, no other party to such contract is in default in any material respect.

(d)           Schedule 2.7(d) is a true and complete list as of March 4, 2007 of all purchase orders for Rental Fleet and Property, Plant and Equipment (as defined under GAAP) submitted by the Company or any of its Subsidiaries for which the equipment has not been received by the Company or its Subsidiaries as of the date hereof.

(e)           To the Company’s knowledge, each of the Company’s and its Subsidiaries’ accounting and procurement systems are in compliance in all material respects with all material governmental regulations and requirements applicable to Government Contracts.

(f)            To the Company’s knowledge, with respect to each Government Contract for which performance has not been or was not completed or final payment has not been or was not received, in either case, prior to the date that is three years prior to the date of this Agreement:  (i) the Company and each of its Subsidiaries have complied with all material terms and conditions of such Government Contract; (ii) the Company and each of its Subsidiaries have complied with all material requirement of Law expressly pertaining to such Government Contract; (iii) all facts set forth in or acknowledged by any representations and certifications executed by the Company in connection with a  Government Contract were complete and correct in all material respects as of their effective date, and the Company and each of its Subsidiaries have complied in all material respects with any material obligations imposed by such representations and certifications; (iv) neither the United States Government nor any prime contractor, subcontractor or other Person has notified the Company or any of its Subsidiaries, either orally or in writing, that the Company or any of its Subsidiaries has breached or violated in any material respect any Law, or any material certification, representation, clause, provision or requirement pertaining to such Government Contract; and (v) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Government Contract, except any notice that, individually or in the aggregate, has not had, and could not reasonably be expected to have, a Material Adverse Effect on the Company.

(g)           Neither the Company nor any of its Subsidiaries nor to the knowledge of the Company any of their respective directors or officers is (or during the last three (3) years has been) under any material administrative, civil or criminal investigation, or indictment or audit by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract (other than in the ordinary course of business consistent with past practice, such as routine DCAA audits, in which no such irregularities, misstatements or omissions were identified that, individually or in the aggregate, had, or could reasonably be expected to have, a Material Adverse Effect on the Company); and during the last three (3) years, to the Company’s knowledge, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation (other than in the ordinary course of business) or made a voluntary disclosure to the United States Government, with respect to any alleged material irregularity, misstatement or omission arising under or relating to any Government Contract.

(h)           To the Company’s knowledge, there are (i) no outstanding claims against the Company or any of its Subsidiaries, either by the United States Government or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to any Government Contract; (ii) no formal disputes between the Company or any its Subsidiaries, on the one hand, and the United States Government, on the other hand, under the Contract Disputes Act or any other Laws; and (iii) and  no disputes between the Company or any of its Subsidiaries, on the one hand, and any prime contractor, subcontractor or vendor, on the other hand, arising under or relating to any Government Contract, except in each case, for any claim or dispute where the amount in dispute is not in excess of $100,000.

(i)            Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge any of its or the applicable Subsidiary’s directors or officers is (or during the last three (3) years has been) suspended or debarred from participation in the award of contracts with any Governmental Authority or has been (or during such period was) found nonresponsible by any Governmental Authority (it being understood that debarment and suspension and nonresponsibility does not include ineligibility to bid for certain contracts due to generally applicable bidding requirements).

(j)            No Government Contract to which the Company or any of its Subsidiaries is a party has an aggregate funded or unfunded backlog in excess of $1,000,000.

2.8           Compliance with Laws.

Each of the Company and its Subsidiaries is in compliance with all federal, state and local statutes, Laws and regulations (including Laws of the United States or any other country), and is not in violation of, and has not received any written claim or notice of violation of, any such statutes, Laws and regulations with respect to the conduct of its business or the ownership and operation of its properties and other assets, except for such instances of non-compliance or violation, if any, which would not reasonably be expected to result in a Material Adverse Effect on the Company.

2.9           Material Permits.

(a)           Each of the Company and each of its Subsidiaries holds all federal, state and local governmental licenses, permits, franchises and authorizations material to the conduct of its business as presently conducted and the ownership and operation of its properties and other assets, including, without limitation, export licenses and those that are required under all Environmental Laws (collectively, the “Material Permits”).  There are no Permits that are individually material to the conduct of the business of the Company and its Subsidiaries, taken as a whole.

(b)           Each of the Company and each of its Subsidiaries is in compliance in all material respects with the terms and conditions of the Material Permits.

(c)           Each Material Permit is in full force and effect and no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of the Company, threatened, which seeks to revoke or limit any Material Permit.

2.10         Litigation.

Except as set forth on Schedule 2.10, there is no action, suit, investigation, arbitration, claim, or proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective assets or properties, or their officers or directors in their capacity as such, before any Governmental Authority or arbitrator which (i) seeks damages (including compensatory, consequential and punitive damages) in excess of $500,000 or seeks injunctive relief or (ii) alleges criminal liability or (iii) would materially and adversely affect the Company’s ability to consummate the transactions contemplated by this Agreement, nor is there any unsatisfied judgment or award or judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against the Company or any of its Subsidiaries that would materially and adversely affect the Company’s ability to consummate the transactions contemplated by this Agreement on a timely basis.

2.11         Employee and Labor Matters; Benefit Plans.

(a)           Set forth on Schedule 2.11(a) is a true and complete list of each material Plan.  The Company has heretofore made available to the Buyer true and complete copies of each of the Plans and, to the extent applicable: (i) the actuarial report and financial statements for such Plan for each of the last two years, (ii) the most recent determination or opinion letter from the Internal Revenue Service, (iii) the summary plan description for such Plan (if any), and (iv) the Form 5500 for such Plan (if applicable) for each of the last three years.  The Plans have been operated in compliance in all material respects with their terms and with the applicable requirements of ERISA, the Code, and any other applicable Law.  Each Plan intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter and, to the Company’s knowledge, no event has occurred since the date of such determination or opinion letter that is reasonably likely to result in the loss of such tax qualification.  All annual reports on Form 5500 Series (including all required schedules thereto) required to be filed with any governmental entity on or prior to the Closing Date with respect to any Plan have been timely filed or any failure to file can be corrected pursuant to the Department of Labor Delinquent Filer Voluntary Compliance Program.

(b)           None of the Plans, the Company or any of its Subsidiaries has incurred any material liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA or has engaged in any transaction that may result in any such material liability or penalty.  No fiduciary (within the meaning of Section 3(21) of ERISA) has any liability for breach of fiduciary duty or for any other failure to act or comply in connection with the administration or investment of the assets of any Plan that could reasonably be expected to result in any material liability for the Company or any of its Subsidiaries.  There is no pending or, to the knowledge of the Company, anticipated litigation against or otherwise involving any of the Plans, and no litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought against or with respect to any such Plan, except for any of the foregoing that would not have reasonably be expected to result in any material liability for the Company or any of its Subsidiaries.

(c)           No Plan (i) is or has ever been subject to Title IV of ERISA or Section 412 of the Code, (ii) is or has ever been a multiemployer plan (within the meaning of Section 3(37) of ERISA), or (iii) provides or has ever promised to provide welfare benefits to former employees or their dependents, other than coverage mandated by applicable Law.  None of the Company, any of its Subsidiaries, or any ERISA Affiliate has any liability (whether absolute or contingent) under Title IV of ERISA with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) or any multiemployer plan (as defined in Section 3(37) of ERISA) and no event has occurred that could reasonably be expected to result in any such liability to the Company, any of its Subsidiaries, or any ERISA Affiliate.

(d)           Other than as set forth on Schedule 2.11(d), except for rights to severance under the Employment Agreements and Severance Agreements listed in Schedule 2.7(a), none of the Personnel will become entitled to any bonus, retirement, severance, job security or similar benefit or any accelerated or enhanced payment or benefit of any kind (including without limitation payments under any employment agreement, accelerated vesting of any stock option or other equity-based compensation award) as a result of the transactions contemplated by this Agreement (either alone or upon the occurrence of any subsequent event).

(e)           Other than as set forth in Schedule 2.11(e), there is no contract, plan or arrangement (written or otherwise) covering any of the Personnel that, individually or collectively, could give rise to the payment of any amount (i) that would not be deductible pursuant to the terms of Section 162(a)(1) or 404 of the Code (or any corresponding provision of state or local tax Law) or (ii) that would be an “excess parachute payment” pursuant to Section 280G of the Code.  Within the three year period immediately prior to the Closing Date, the

Company has not made any payments to employees that would fail to be deductible under Section 280G of the Code.

(f)            Neither the Company nor any of its Subsidiaries maintains or otherwise has any liability with respect to any deferred compensation, excess benefit or other non-qualified supplemental retirement plan, program or arrangements.

(g)           As of and including the Closing Date, the Company and its Subsidiaries shall have made all contributions required to be made by them up to and including the Closing Date with respect to their Plan(s).  All notices, filings and disclosures required by ERISA or the Code (including notices under Section 4980B of the Code) have been timely made with respect to each Plan except where any failure to make any such notice, filing or disclosure would not reasonably be expected to result in a material liability for the Company or any Subsidiary.

(h)           Except as set forth on Schedule 2.11(h), no Person or entity has a consulting or independent contractor agreement with the Company or any of its Subsidiaries under which the annual payments exceed $200,000.  No “leased employee” (within the meaning of Section 414(n) of the Code), performs any material services for the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has any material liability, whether absolute or contingent, including any obligations under the Plans, with respect to any misclassification of a Person performing services for the Company or any of its Subsidiaries as an independent contractor rather than as an employee.

(i)            No Plan provides for deferred compensation that is not in good faith compliance with the requirements for deferred compensation contained within Section 409A of the Code and the proposed regulations promulgated thereunder. For purposes of confirming that Section 409A of the Code does not apply to the grant of stock options to employees, the Company and its Subsidiaries have a reasonable good faith basis for asserting that each such grant was made at a strike price that was not less than the fair market value of the Company Common Stock on the date of grant and that any adjustments thereto were also in good faith compliance with Section 409A of the Code.

(j)            There are no collective bargaining or other labor union agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound. As of the date hereof, to the Company’s knowledge, there are no organizing activities involving the Company or any of its Subsidiaries pending with any labor organization or group of employees of the Company or any of its Subsidiaries.

2.12         Properties and Assets.

(a)           The Company and each of its Subsidiaries have good and valid title to all of the real property listed under the caption “Owned Real Property” on Schedule 2.12 (the “Owned Real Property”) and to their respective interests in personal properties and assets, reflected on the Most Recent Balance Sheet or acquired since the Most Recent Balance Sheet Date, or, in the case of leased real property listed under the caption “Leased Real Property” on Schedule 2.12 (“Leased Real Property”) and all other leased properties and assets, valid leasehold interests in such properties and assets, in each case free and clear of all Liens except for: (i) Liens consisting of zoning or planning restrictions, easements, rights-of-way, covenants, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the use of, such property as it is presently used; (ii) Liens consisting of encumbrances, defects, exceptions, easements, rights of way, restrictions, covenants, claims or other similar charges, which do not materially detract from the value of, or materially impair the use of, such property as it is currently used; (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created; (iv) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business (including, without limitation,  by operation of Law); (v) standard exceptions which would be contained in an ALTA Form extended coverage owner’s policy of title insurance (or the locally available form of title insurance policy, as applicable) relating to (A) laws, ordinances and governmental regulations, (B) police power and (C) eminent domain, in each instance, to the extent the same would not constitute a material breach of the other representations made by the Company under this Agreement; and (vi) any Liens granted pursuant to or permitted under the ABL Credit Facility and the Senior Secured Notes (including Liens for after-acquired collateral) (collectively, the “Permitted Liens”).

(b)           Schedule 2.12 sets forth a true, complete and correct list of all Owned Real Property and Leased Real Property owned or leased by the Company or any of its Subsidiaries (other than immaterial leases or occupancy agreements executed in the ordinary course of business).  True and correct copies of all of the leases for the Leased Real Property (other than immaterial leases or occupancy agreements executed in the ordinary course of business) have been made available to the Buyer prior to the date hereof.  Each of the Company and its Subsidiaries is in compliance in all material respects with the terms of all leases for Leased Real Property to which it is a party and all such leases are valid and enforceable, in all material respects, in accordance with their terms.

(c)           To the Company’s knowledge, neither the Company nor its Subsidiaries has received written notice of an existing or threatened: (i) special Tax or special assessment pending against the Owned Real Property or the Leased Real Property; or (ii) change in the zoning classification of any Owned Real Property or Leased Real Property from that in effect on the date hereof; in either case, which would materially detract from the value of, or materially impair the use of, such property as is currently being used.

(d)           To the Company’s knowledge, neither the Company nor its Subsidiaries has received written notice from any issuer of an insurance policy with respect to the Owned Real Property or Leased Real Property which would prohibit the same from being insured substantially as insured on the date hereof or would have or would reasonably be expected to have a Material Adverse Effect on the Company.

(e)           To the Company’s knowledge, neither the Company nor its Subsidiaries has received written notice of a pending proceeding in eminent domain or other similar proceedings affecting any Owned Real Property or Leased Real Property which would, if consummated,  individually or in the aggregate, have a Material Adverse Effect on the Company.  There exists no writ, injunction, decree, order or unsatisfied judgment outstanding relating to the Owned Real Property or the Leased Real Property that would have, individually or in the aggregate, a Material Adverse Effect on the Company.

(f)            The Owned Real Property and the Leased Real Property include (other than immaterial leases and occupancy agreements entered into in the ordinary course of business) all the real property used by the Company in connection with the current business operations of the Company and its Subsidiaries which is necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted.

2.13         Insurance.

(a)           The Company and each of its Subsidiaries maintain such policies of insurance and bonds against loss relating to their business, operations and properties as management of the Company believes is reasonable in accordance with good business practice (the “Insurance Policies”).  All premiums due and payable under the Insurance Policies have been paid on a timely basis, and the Company and its Subsidiaries are in compliance in all material respects with all other terms thereof.  Schedule 2.13(a) sets forth a list of all Insurance Policies.

(b)           The Insurance Policies are in full force and effect, and there are no material claims pending as to which coverage has been questioned, denied or disputed.

2.14         Tax Matters.

(a)           Each of the Company and its Subsidiaries has timely filed all federal, state and other material returns, estimates, information statements and reports required to be filed by it, including any schedules or amendments thereto (collectively, the “Returns”) relating to any and all Taxes concerning or attributable to the Company or any of its Subsidiaries or to their operations or otherwise required to be filed by such entity, and all such Returns are true, complete and correct in all material respects.

(b)           Each of the Company and its Subsidiaries: (i) has paid all material Taxes of such entity that are due and payable; and (ii) has withheld all material federal, state and local Taxes required to be withheld with respect to its employees, independent contractors, creditors, stockholders or other third parties.  The accruals and reserves for Taxes (other than deferred Taxes) established on the Most Recent Balance Sheet of the Company and its Subsidiaries as of the Most Recent Balance Sheet Date were adequate to cover any liabilities for material Taxes of the Company and its Subsidiaries.  Since December 31, 2006, none of the Company or its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business.

(c)           No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are being conducted, or, to the knowledge of the Company, threatened with respect to material Taxes of the Company or any of its Subsidiaries.  Except as set forth on Schedule 2.14(c)(i), during the past twelve months, none of the Company or any of its

Subsidiaries has received from any foreign, federal state or local taxing authority any (i) notice indicating an intent to open an audit or other review or (ii) notice of deficiency or proposed adjustment of any amount of Tax greater than $100,000.  Schedule 2.14(c)(ii) lists all federal, state, local and foreign income Returns filed with respect to the Company or any of its Subsidiaries relating to taxable periods ended on or after December 31, 2006 for which the Taxes owed by the Company or its Subsidiaries exceed $100,000, indicates those Returns that have been audited and indicates those Returns that currently are the subject of an audit.  All deficiencies asserted or assessments made with respect to federal income Taxes and material amounts of other Taxes as a result of any examinations have been fully paid or are accurately reflected as a liability on the Most Recent Balance Sheet.  Neither the Company nor any of its Subsidiaries has currently effective waivers of any statute of limitations on or an extension of the period for the assessment or collection of any Tax.  Neither the Company nor any of its Subsidiaries has received written notice from a governmental agency in a jurisdiction in which such entity does not file a Return stating that such entity is or may be subject to taxation by that jurisdiction.

(d)           Except as set forth on Schedule 2.14(d), neither the Company nor any of its Subsidiaries is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar contract or agreement other than any such agreement between or among the Company or any of its Subsidiaries.

(e)           There are no liens for Taxes (other than for current Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.

(f)            None of the assets of the Company or any of its Subsidiaries is property required to be treated as being owned by any other Person pursuant to the “safe harbor lease” provisions of former Section 168(f)(8) of the Code.

(g)           None of the assets of the Company or any of its Subsidiaries directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code.

(h)           None of the assets of the Company or any of its Subsidiaries is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(i)            Except for the group of which the Company is the common parent, neither the Company nor any of its Subsidiaries (A) has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local Law).

(j)            Neither the Company nor any of its Subsidiaries has entered into any transaction which is a “reportable transaction” (as defined in Treasury Regulation Section 1.6011-4(b)(2)) or a “potentially abusive tax shelter” (as defined in Treasury Regulation Section 1.6112-1).

(k)           Neither the Company nor any of its Subsidiaries nor any predecessor by merger or consolidation has within the past two (2) years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code.

(l)            Neither the Company nor any of its Subsidiaries will be required to include any material income in, or exclude any material item or deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) an intercompany transaction executed on or prior to the Closing Date; or (iii) an excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of foreign, state or local Law).

(m)          Since January 1, 2000, neither the Company nor any of its Subsidiaries has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

(n)           No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

2.15         Environmental Matters.

(a)           The Company and its Subsidiaries are and, to the Company’s knowledge, at all times during the prior five (5) years have been, in compliance in all respects with all applicable Environmental Laws, which compliance includes, without limitation, the possession by the Company and its Subsidiaries of all Material Permits required under all applicable Environmental Laws, and compliance in all respects with the terms and conditions thereof, except for such instances of non-compliance or violation, if any, which would not reasonably be expected to result in liability for the Company or its Subsidiaries in excess of $1,000,000, individually, or $2,000,000, in the aggregate.

(b)           Since January 1, 2002, and to the Company’s knowledge prior thereto, except as set forth on Schedule 2.15(b), none of the Company or any of its Subsidiaries has received any written notice of any violation or alleged violation, non-compliance, obligation or liability pursuant to any Environmental Law, and none of the Company or any of its Subsidiaries is subject to any order, settlement, judgment, injunction or decree relating to or arising under any Environmental Laws, including, without limitation: (i) any notice of potential responsibility or request for information pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. §§ 9601, (“CERCLA”) or any similar Environmental Law; (ii) any agreement, order or decree obligating the Company or any of its Subsidiaries to assume responsibility for the remediation of any condition resulting from the Release, treatment, storage or handling of Hazardous Materials, except for any such notice, order, settlement, judgment, injunction or decree that has been fully and finally adjudicated, withdrawn with prejudice, settled or otherwise resolved or that would not reasonably be expected to result in liability for the Company or its Subsidiaries in excess of $1,000,000, individually, or

$2,000,000, in the aggregate, or impose any restriction on the Company’s or its Subsidiaries’ respective businesses or operations that would reasonably be expected to cost more than $1,000,000 to remedy.

(c)           To the Company’s knowledge, there are and have been no material Releases or threatened Releases of Hazardous Materials at, on, or into any real property, whether or not currently or formerly owned or leased by the Company or any of its Subsidiaries, that would reasonably be expected to result in liability for the Company or its Subsidiaries in excess of $1,000,000, individually, or $2,000,000, in the aggregate, or impose any restriction on the Company’s or its Subsidiaries’ respective businesses or operations that would reasonably be expected to cost more than $1,000,000 to remedy.

(d)           Neither the Company nor any of its Subsidiaries is subject to any pending litigation or proceedings involving a demand for damages or other liability under Environmental Law or concerning any obligation or liability for the investigation, cleanup or monitoring of Hazardous Materials and, to the Company’s knowledge, (i) no such matter is threatened and (ii) there is no currently existing fact, condition or circumstance that would reasonably be expected to result in the Company or its Subsidiaries incurring any liability under Environmental Law in excess of $1,000,000, individually, or $2,000,000, in the aggregate.

(e)           Except for the Company Material Contracts set forth on Schedule 2.7(a) or any leases (which the Company has made available to the Buyer and Merger Sub), none of the Company and its Subsidiaries is a party, whether as a direct signatory or as successor, assign or third-party beneficiary, or, to the Company’s knowledge, otherwise bound, to any material agreement, contract, obligation or instrument under which the Company or its Subsidiaries are obligated by or entitled to the benefits of, directly or indirectly, any representations, warranty, indemnification, covenant, restriction or other undertaking concerning compliance with or liability under Environmental Laws.

(f)            To the knowledge of the Company, there are no asbestos-containing materials at any of any real property currently owned by the Company or its Subsidiaries other than those that are managed in compliance with all applicable Environmental Laws.

(g)           The Company has made available to the Buyer copies of all (i) material written notices, demands, claims or actions against the Company or any of its Subsidiaries pursuant to any Environmental Law and (ii) material environmentally related audits, studies, reports, analyses and results of investigations that are in the Company’s possession, custody or control with respect to the Owned Real Property or the Leased Real Property and any previously owned, leased or operated properties of the Company or any of its Subsidiaries.

2.16         Intellectual Property.

(a)           Each of the Company and its Subsidiaries own, or are licensed or otherwise possess, legally enforceable rights to use, patents, patent rights, trademarks, trade secrets, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs that are material to the conduct of the business of the Company and its Subsidiaries taken as a whole (collectively, the “Intellectual Property Rights”).  No written claim of any infringement of any Intellectual Property Rights of any third party has been made or asserted against the Company or any of its Subsidiaries in respect of the operation of the business of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has licensed, or otherwise granted, to any third party, any material rights in or to any Intellectual Property Rights.

(b)           To the knowledge of the Company, there is no material unauthorized use, infringement or misappropriation of any of the Intellectual Property Rights by any third party.

2.17         Brokers.  No broker, financial advisor or investment banker other than CIBC World Markets Corp. and Credit Suisse Securities (USA) LLC (collectively, the “Financial Advisors”) is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  A true and correct copy (except for the redaction of any term related to compensation or pricing) of the Company’s engagement letter with the Financial Advisors has been provided to Buyer.  Schedule 2.17 sets forth a list of all Persons as of the date hereof to which the Company or any of its Subsidiaries will owe Transaction Expenses as a result of the transactions contemplated by this Agreement.  Except to the extent included as Transaction Expenses, there are no fees, commissions or expenses of legal counsel, accountants or other professional advisors of the Company or any of its Subsidiaries or any other third party based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries incurred in connection with the negotiation, execution and preparation of this Agreement and the consummation of the transaction contemplated hereby.

2.18         Certain Business Practices.

Neither the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, employee or agent of the Company or any of its Subsidiaries has:  (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; or (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

2.19         Affiliate Transactions.

Except pursuant to the transactions related to the Senior Subordinated Notes and pursuant to the terms thereof or as set forth on Schedule 2.19, no director or executive officer of the Company as of the date of this Agreement or member of any such Person’s immediate family or corporation, partnership, trust or other entity controlled by any such Person, nor any holder of Company Common Stock, is currently, or within the last two years has been, a party to any transaction with the Company or any of its Subsidiaries with a value to the Company or such other Person in excess of $60,000, including, without limitation, any Contract (a) providing for the furnishing of services by, (b) providing for the lease or rental of real or personal property from, (c) providing for the borrowing or loaning of money or other property to, or (d) otherwise requiring payments to (other than routine payment to officers and directors or employees of the

Company or any of its Subsidiaries of remuneration, provision of benefits, reimbursement of business expenses and other matters typically incident to employment or service as a director), any Person referred to in this sentence.  In addition, except as set forth on Schedule 2.19, to the knowledge of the Company, no such Person has any material interest in any corporation, partnership, trust or other entity that engages in competition with the Company or any of its Subsidiaries with respect to any line of products or services of the Company or any of its Subsidiaries in any market presently served by the Company or any of its Subsidiaries (except for ownership of less than one percent of the outstanding capital stock of any corporation that is publicly traded on any recognized exchange or in the over-the-counter market).  Each of the transactions required to be set forth on Schedule 2.19 was entered into on an arms-length basis on terms no less favorable to the Company and its Subsidiaries than those that would apply in a transaction with an unaffiliated third party.

2.20   Banking Relationships.

Schedule 2.20 sets forth a complete and accurate description of all arrangements that the Company and its Subsidiaries have with any banks, savings and loan associations or other financial institutions providing for any accounts, including, without limitation, checking accounts, cash contribution accounts, safe deposit boxes, borrowing arrangements, guarantees, surety bonds, certificates of deposit or otherwise, indicating in each case account numbers, if applicable, and the Person or Persons authorized to act or sign on behalf of the Company or any of its Subsidiaries in respect of any of the foregoing.  No Person holds any power of attorney or similar authority from the Company or any of its Subsidiaries with respect to such accounts other than pursuant to the ABL Credit Facility.

2.21   Labor Matters.

(a)           Schedule 2.21 sets forth a complete list of the Personnel as of December 31, 2006.  The Company has previously provided to the Buyer a complete list dated December 31, 2006 of the Personnel and their salary or hourly wages and other cash compensation paid by the Company or any of its Subsidiaries for the year ended December 31, 2006.  Neither the Company nor any of its Subsidiaries is a party to, or subject to any collective bargaining agreement with, or a participant in any negotiation of, any labor agreement with respect to its employees with any labor organization, union, work council, group or association and there are no employee unions (nor any other similar labor or employee organizations) under federal or local statutes  During the last three years, to the knowledge of the Company, (i) the Company and its Subsidiaries have not experienced any attempt by organized labor or its representatives to make them conform to demands of organized labor relating to their respective employees or to enter into a binding agreement with organized labor that would cover their respective employees and (ii) there are no existing union organizing efforts or representation questions with respect to any employees of the Company or any of its Subsidiaries.

(b)           There is no labor strike, slowdown or work stoppage pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, and in the past five years the Company and its Subsidiaries have not experienced a labor strike, slowdown, or work stoppage.  As of the date hereof, no member of Personnel who is material to the business of the Company or any of its Subsidiaries has notified the Company of any intention to discontinue such Personnel’s employment with the Company or such Subsidiary.

(c)           The Company and its Subsidiaries have not within the 180 days immediately preceding the date of this Agreement, effectuated a “plant closing” or “mass layoff”, as defined in the Workers Adjustment and Retraining Notification (“WARN”) Act, or any analogous U.S. state or U.S. local Law affecting in whole or in part any site of employment, operating unit or employees of the Company or any Subsidiary of the Company, without fully complying with the WARN Act or any analogous U.S. state or U.S. local Law.

2.22   No Other Agreements to Sell the Assets or Stock of the Company or any of its Subsidiaries.

Other than sales in the ordinary course of the Company’s and its Subsidiaries’ businesses consistent with past practice, and other than in connection with security interests granted by the Company pursuant to the ABL Credit Facility, the Senior Secured Notes or Permitted Liens, neither the Company nor any of its Subsidiaries has an obligation of any kind or nature, absolute or contingent, to any other Person or firm to (a) sell or effect a sale of all or any of its assets, (b) other than the Company Stock Options, sell or effect a sale of any equity security of the Company or any of its Subsidiaries, (c) effect any merger, consolidation or other reorganization of, or other business combination involving, the Company or any of its Subsidiaries, or (d) enter into any Contract or cause the entering into a Contract with respect to any of the foregoing.

2.23   Customers and Suppliers.

Schedule 2.23(a) sets forth a complete and accurate list of the 10 largest customers and 10 largest suppliers of the Company and its Subsidiaries (on a consolidated basis) for the twelve-month period ended December 31, 2006; and neither the Company nor any of its Subsidiaries has received a written notice from any of such customers or suppliers stating the intention of such Person to (i) cease doing business with the Company or its Subsidiaries or (ii) change, in a manner materially adverse to the Company, the relationship of such Person with the Company or its Subsidiaries.  Except as set forth on Schedule 2.23(b), neither the Company nor any of its Subsidiaries shall have received any notice (written or oral),  from the lessors listed on Schedule 2.7(a)(xiv) alleging that the Company or any of its Subsidiaries is in default or in breach of any of the existing Contracts with such lessors.

2.24   Rental Fleet; Assets.

(a)           Schedule 2.24 sets forth a complete and accurate list of the machinery and equipment included in the Rental Fleet as of December 31, 2006, including, with respect to each item listed on Schedule 2.24, the initial cost, accumulated depreciation and net book value of such item as of such date.

(b)           The assets of the Company and its Subsidiaries include all assets necessary to conduct the business of the Company and its Subsidiaries as of the date hereof in all material respects. The assets of the Company and its Subsidiaries (including, without limitation, the Rental Fleet) are in good operating condition and repair in all material respects consistent with past practice (subject to normal wear and tear).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER, HOLDINGS AND MERGER SUB

The Buyer, Holdings and Merger Sub hereby represent and warrant to the Company that the statements contained in this Article III are true, complete and correct.

3.1   Organization and Qualification.

Each of Holdings and Merger Sub is a corporation validly existing and in good standing under the Laws of the state of Delaware and Buyer is a limited liability company validly existing and in good standing under the Laws of the state of Delaware.  Each of the Buyer, Holdings and Merger Sub is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate and tax good standing, under the Laws of each jurisdiction where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on either of the Buyer, Holdings or Merger Sub, as applicable.

3.2   Authority; Required Filings.

(a)           Each of the Buyer, Holdings and Merger Sub has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and other transactions contemplated hereby.  The execution and delivery of this Agreement, the performance by each of the Buyer, Holdings and Merger Sub of its respective obligations hereunder and the consummation of the Merger and other transactions contemplated hereby, have been duly authorized by all corporate or limited liability company action on the part of the Buyer, Holdings and Merger Sub, and no other corporate proceedings are necessary, except that the sole stockholder of each of the Buyer and Merger Sub has not voted the common stock of the Buyer and Merger Sub, respectively, in favor of approving the Merger and approving and adopting this Agreement.

(b)           This Agreement has been duly executed and delivered by each of the Buyer, Holdings and Merger Sub and (assuming this Agreement constitutes the valid and binding agreement of the Company) constitutes a valid and binding obligation of each of the Buyer, Holdings and Merger Sub, enforceable against it in accordance with its terms, subject to the Equitable Exceptions.

(c)           No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to either of the Buyer, Holdings or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger or other transactions contemplated hereby except for:  (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; (ii) compliance with any applicable requirements under the Exchange Act; (iii) compliance with any applicable state securities, takeover or so-called “Blue Sky” Laws; (iv) compliance with the applicable requirements of the HSR Act; and (v) such consents, approvals, orders or authorizations, or registrations, declarations or filings which if not obtained or made, would not  result in a Material Adverse Effect on either of the Buyer, Holdings or Merger Sub, as applicable.

3.3   Interim Operations of the Buyer, Holdings and Merger Sub.

Each of the Buyer, Holdings and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, have engaged in no other business activities and have conducted operations only as contemplated in this Agreement.

3.1   Financing.

The Buyer has delivered to the Company (i) a true and complete copy of the executed commitment letter attached hereto as Schedule 3.4(i), among the Buyer, Banc of America Securities LLC, GE Capital Markets, Inc., UBS Securities LLC, UBS Loan Finance LLC, CIBC World Markets Corp., CIBC Inc., Bank of America, N.A., Banc of America Bridge LLC, General Electric Capital Corporation, as the same may be amended pursuant to Section 5.7  (the “Debt Financing Commitment Letter”), pursuant to which the lenders party thereto have agreed, subject to the terms, conditions and other provisions set forth therein, to provide or cause to be provided the debt amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”) and (ii) a true and complete copy of the executed equity financing commitment letter attached hereto as Schedule 3.4(ii) between Lightyear Fund II, L.P. and the Buyer (the “Equity Financing Commitment Letter”, and together with the Debt Financing Commitment Letter, the ”Financing Commitment Letters”), pursuant to which Lightyear Fund II, L.P. has committed, subject to the terms and conditions set forth therein, to invest the amount set forth therein (the “Equity Financing, and together with the Debt Financing, the “Financing”).  None of the Financing Commitment Letters has been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated or will be undertaken except as permitted pursuant to Section 5.7 and, as of the date of the Agreement, the respective commitments contained in the Financing Commitment Letters have not been withdrawn or rescinded in any material respect.  The Buyer and Merger Sub have fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitment Letters that are payable on or prior to the date hereof and, as of the date of this Agreement, the Debt Financing Commitment Letters are in full force and effect and are valid, binding and enforceable obligations of Buyer and, to the knowledge of Buyer, each other party thereto so long as they remain in effect.  There are no conditions precedent or other contingencies related to the funding of any or all of the full amount of the Financing, other than as set forth in the Financing Commitment Letters.  As of the date of this Agreement, to the knowledge of the Buyer, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Buyer or Merger Sub under any of the Financing Commitment Letters.  After giving effect to the amounts expected to be funded under the Financing Commitment Letters, and assuming compliance by the Company with its obligations hereunder, the Buyer and Merger Sub will have at the Effective Time, together with the Company’s cash on hand, funds sufficient to pay the Merger Consideration and all costs, fees and expenses for which the Buyer and Merger Sub (including, without limitation, pursuant to Section 5.14) are responsible and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement.

3.5   Non-Contravention.

The execution, delivery and performance by each of the Buyer and Merger Sub of this Agreement does not and will not (a) contravene or conflict with the certificate of incorporation and bylaws of any of the Buyer, Holdings or Merger Sub; (b) contravene or conflict with or constitute a violation of any Law applicable to any of the Buyer, Holdings or Merger Sub or (c) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or require the consent of or notification to any party under, any Contract to which any of the Buyer, Holdings or Merger Sub is a party or by which any of the Buyer’s, , Holdings’ or Merger Sub’s assets may be bound, except, in the case of clauses (b) or (c) above, for any such conflicts, violations, other occurrences, if any, that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on any of the Buyer, Holdings or Merger Sub, as applicable, or impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis.

3.6   Brokers.

Except as set forth in Schedule 3.6, no broker, financial advisor, investment banker or other Person is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Buyer, Holdings or Merger Sub, and no such Person is entitled to any fee or commission based on the successful consummation of the Merger.

3.7   No Outside Reliance.

Neither of the Buyer or Merger Sub has relied on or is relying on any statement, representation or warranty concerning the Company or any of its Subsidiaries other than those expressly made in this Agreement.

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

4.1   Conduct of Business Pending the Merger.

(a)           The Company covenants and agrees that, between the date hereof and the earlier to occur of the Effective Time or such earlier time as this Agreement is terminated in accordance with Article VII (such period being hereinafter referred to as the “Interim Period”), except as set forth on Schedule 4.1(a) or expressly required by this Agreement or unless the

Buyer shall otherwise consent in writing, each of the Company and each of its Subsidiaries:  (i) shall conduct its business only in the ordinary course of business, consistent with past practice in all material respects and shall use commercially reasonable efforts to make the Capital Expenditures contemplated by the capital expenditure budget attached hereto as Schedule 4.1(b) (the “Capital Expenditures Budget”); and (ii) shall use their commercially reasonable efforts to preserve intact their business organization, properties and assets, keep available the services of their executive officers and key employees, and maintain satisfactory relationships with material licensors, suppliers, contractors, distributors, customers and others having material business relationships with it.

(b)           Without limiting the foregoing, except as set forth on Schedule 4.1(a), or as expressly permitted or required by this Agreement or as set forth in Section 4.1, neither the Company nor any of its Subsidiaries shall, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of the Buyer:

(i)            amend its certificate of incorporation, bylaws or other equivalent organizational documents, or otherwise alter its corporate structure through merger, liquidation, reorganization, restructuring or otherwise;

(ii)           issue, sell, transfer, pledge, dispose of or encumber any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest of the Company or any of its Subsidiaries, except for the issuance of shares of Company Common Stock issuable upon the exercise of outstanding Company Stock Options;

(iii)          redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company;

(iv)          sell, transfer or dispose of any assets, except sales of Parts Inventory in the ordinary course of business, and except (A) leases of the Rental Fleet in the ordinary course of business; (B) sales of used Rental Fleet in the ordinary course of business for consideration not to exceed $10,000,000 in the aggregate; (C) sales of new equipment in the ordinary course of business for consideration not to exceed $3,000,000 in the aggregate; (D) disposal of obsolete or damaged equipment in the ordinary course of business with a net book value of not more than $500,000 in the aggregate; and (E) sales of delivery vehicles in the ordinary course of business, for consideration not to exceed $1,000,000 in the aggregate;

(v)           declare, set aside or pay any dividend or other distribution (whether in cash, stock or other securities or property, or any combination thereof) in respect of any of its capital stock or other equity interests;

(vi)          split, combine or reclassify any shares of its capital stock or other securities or equity interests;

(vii)         acquire, form or invest in (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership, joint venture or other business organization or division thereof;

(viii)        incur any indebtedness for borrowed money or issue any debt securities (other than the issuance of a new certificated note in the event of a transfer of any Senior Subordinated Note to a new holder) or assume, guarantee or endorse or otherwise become responsible for the obligations of any Person, or make any loans, advances or enter into any financial commitments, except in the ordinary course of business pursuant to the ABL Credit Facility;

(ix)           acquire Rental Fleet (through purchase or lease) other than (A) acquisitions of Rental Fleet pursuant to the purchase orders listed on Schedule 2.7(d), (B)  acquisitions of Rental Fleet contemplated by the Capital Expenditures Budget and (C) additional acquisitions of Rental Fleet not pursuant to the Capital Expenditures Budget for consideration not to exceed $5,000,000 in the aggregate;

(x)            authorize or make any new Capital Expenditure or Expenditures other than acquisitions of Rental Fleet, other than (A) pursuant to purchase orders listed on Schedule 2.7(d), (B) contemplated by the Capital Expenditures Budget and (C) not pursuant to the Capital Expenditures Budget and which are not individually in excess of $200,000 or, in the aggregate, in excess of $1,000,000;

(xi)           except as required to comply with any applicable Law or any contract, agreement or Plan in effect on the date of this Agreement and described on Schedule 2.11(a):  (A) increase the compensation payable to its executive officers or directors, or to employees who earn more than $200,000 in salary; (B) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, its officers or directors; (C) grant any severance or termination pay to, or enter into any employment or severance agreement with, any employee except in accordance with agreements entered into before the date of this Agreement or otherwise in the ordinary course of business consistent with past practice; (D) enter into any collective bargaining agreement; (E) hire any employees, independent contractors or consultants having a total salary or severance package that is individually in excess of $200,000; or (F) establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or other Plan or arrangement for the benefit of any of its directors, officers or employees, except in accordance with the provisions of Section 1.9(a) of this Agreement; provided, however, that this  clause (F) shall not limit the ability of the Company and its Subsidiaries to renew insurance policies of the Company or any of its Subsidiaries in compliance with Section 4.1(b)(xviii);

(xii)          except for the extension of the payment of any of the Company’s or its Subsidiaries’ accounts payable, (A) change any accounting policies or procedures (including, without limitation, procedures with respect to reserves, revenue recognition, payments of accounts payable and collection of accounts receivable) or (B) write up or write down the carrying value of any assets, unless, in each case, required by statutory accounting principles or GAAP, and except for immaterial write-ups or write-downs of the carrying value of any assets in the ordinary course of business;

(xiii)         create, incur, suffer to exist or assume any Lien, other than Permitted Liens, on any of its material assets;

(xiv)        other than in the ordinary course of business or as set forth on Schedule 4.1(a):  (A) enter into any Contract that would be a Company Material Contract; (B) other than with respect to Contracts relating to Funded Debt to the extent necessary, required or advisable in connection with the repayment of Funded Debt at or prior to the Closing, modify, amend or transfer in any material respect or terminate any Company Material Contract or waive, release or assign any material rights or claims thereto or thereunder; or (C) enter into any lease with respect to real property;

(xv)         except as contemplated by the Capital Expenditures Budget, enter into any Contract with a term of greater than one year or which can reasonably be expected to result in payment obligations by the Company in excess of $1,000,000; provided, however, that this clause (xv) shall not limit the ability of the Company and its Subsidiaries to renew insurance policies of the Company or any of its Subsidiaries in compliance with Section 4.1(b)(xviii);

(xvi)        change any method of Tax accounting, make any new, or change any existing, Tax election or settle or compromise any material Tax liability, or agree to an extension of a statute of limitations with respect thereto (other than by extending the time within which to file a Tax Return), file any amended Tax Return, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(xvii)       pay, discharge, satisfy or settle any litigation or waive, assign or release any rights or claims with respect thereto, other than settlements in the ordinary course of business that involve only the payment of amounts not in excess of $200,000 individually or $1,000,000 in the aggregate or do not impose any restrictions on the conduct of the business of the Company or any of its Subsidiaries;

(xviii)      fail to use commercially reasonable efforts to maintain in full force and effect all insurance policies currently in effect, or permit any of the coverage thereunder to lapse, in each case without simultaneously securing replacement insurance policies reasonably acceptable to the Buyer which will be in full force and effect and provide coverage substantially similar to or greater than under the prior insurance policies; provided that such replacement insurance policies can be purchased at a cost materially comparable to the insurance policies being replaced;

(xix)         except as permitted by Section 4.1(b)(iv) and (ix), enter into any Contract relating to rental, distribution, sale or marketing by third parties of Rental Fleet, Parts Inventory or other assets;

(xx)          enter into, adversely amend, modify or waive, in any material respect, any Contract with any Affiliate of the Company other than on arms’ length terms; or

(xxi)         authorize, recommend, propose, announce or enter into any agreement, contract, commitment or arrangement to do any of the foregoing.

(c)           Notwithstanding anything in this Agreement to the contrary, the Subsidiaries of the Company shall not be prohibited from: (i) paying dividends or other distributions on or in respect of their capital stock; (ii) making loans or advances to, or paying debt or other obligations owed to, the Company or any other wholly-owned Subsidiary of the Company; or (iii) transferring property or assets to the Company or any wholly-owned Subsidiary of the Company.

4.2           Stockholder Approval.

(a)           Immediately after the execution of this Agreement, the Company shall provide evidence reasonably satisfactory to the Buyer that all holders of the issued and outstanding Company Common Stock have irrevocably adopted and approved this Agreement and the transactions contemplated hereby by written consent (the “Company Consent”), in accordance with the DGCL, and the Company’s Certificate of Incorporation and Bylaws.

(b)           Immediately after the execution of this Agreement, Holdings shall provide evidence reasonably satisfactory to the Company that the Buyer, the sole stockholder of Merger Sub, has irrevocably adopted and approved this Agreement and the transactions contemplated hereby by written consent (the “Buyer Consent”), in accordance with the DGCL, and Merger Sub’s certificate of incorporation and bylaws.

4.3           No Solicitation of Other Proposals.

(a)           From the date hereof until the Closing Date or, if earlier, termination of this Agreement, the Company and its Subsidiaries and each of their respective Representatives shall not, and the Sellers shall instruct their Representatives not to, directly or indirectly, engage in, solicit, initiate, encourage, or participate in any discussions or negotiations with, or provide any information or assistance to any person or group (other than to the Buyer and its representatives and except to confirm that this Agreement exists or as may be required by law or court order), or negotiate or enter into any agreement or agreement in principle with, any other person with respect to the sale of the Company and its Subsidiaries or any substantial portion thereof (including substantially all of the assets).

(b)           Immediately after the execution and delivery of this Agreement, the Company and its Subsidiaries shall, and shall instruct their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any party conducted heretofore with respect to any possible direct or indirect acquisition of the Company and its Subsidiaries or any substantial portion thereof (including substantially all of the assets).

ARTICLE V

ADDITIONAL AGREEMENTS

5.1   Access to Information; Confidentiality.

(a)           Subject to applicable Laws relating to access to and the exchange of information: (i) the Company shall, and shall cause its Subsidiaries to, afford to Buyer and its representatives reasonable access during normal business hours and on reasonable advance notice to the Company’s and its Subsidiaries’ properties, books, records and representatives; and (ii) the Company shall furnish (or otherwise make available) promptly to the Buyer, all information concerning its and its Subsidiaries’ business, properties, liabilities and personnel as the Buyer may reasonably request for the purposes referred to above.

(b)           No investigation by the Buyer or its representatives shall affect any representations, warranties, covenants or agreements of the Company set forth herein or the conditions to the obligations of the Company hereto.

(c)           All information obtained by either of the Buyer, Holdings or Merger Sub pursuant hereto shall be kept confidential in accordance with the confidentiality agreement, dated as of November 10, 2006, between Lightyear Capital LLC and the Company (the “Confidentiality Agreement”).

5.2   Further Assurances.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to take, or cause to be taken, all actions necessary, proper and advisable to consummate the Merger and other transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, each Party shall: (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act; (ii) make any additional filings required by any applicable Competition Law (as defined below) and take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Competition Laws, as promptly as practicable; and (iii) subject to applicable Laws relating to access to and the exchange of information, use commercially reasonable efforts to: (A) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry under or relating to any Competition Law; (B) keep the other Parties informed of any communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any communication received or given in connection with any legal, administrative, arbitral or other proceeding by a private party, in each case regarding the Merger; and (C) permit the other Parties to review in advance any communication intended to be given by it to, and consult with the other Parties in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Authority, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority, give the other Parties the opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, nothing in this Section 5.2(a) or Section 5.2(b) shall require any of  the Buyer, Holdings or Merger Sub or any Affiliate of the Buyer, Holdings or Merger Sub to agree to (i) the imposition of conditions by any Governmental Authority, (ii) the requirement by any Governmental Authority of the divestiture of assets or property by the Buyer, Holdings or Merger Sub or any Affiliate of the Buyer, Holdings or Merger Sub, the Company or any of its Subsidiaries or (iii) except with respect to filing fees under the HSR Act, the requirement of payment of money by the Buyer, Holdings or Merger Sub or any Affiliate of the Buyer, Holdings or Merger Sub to a Governmental Authority.

(b)           In furtherance and not in limitation of the covenants of the Parties contained in Section 5.2(a) (but subject to the last sentence of Section 5.2(a)), in the event that any legal, administrative, arbitral or other proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or in the event that any Governmental Authority shall otherwise object to any of the transactions contemplated by this Agreement, the Parties shall cooperate with each other and use their respective commercially reasonable efforts: (i) to vigorously defend, contest and resist any such proceeding; (ii) to have vacated, lifted, reversed or overturned any injunction, order, judgment, ruling or decree, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement; and (iii) to resolve objections.

(c)           For purposes hereof, “Competition Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(d)           The Company shall use its commercially reasonable efforts to (i) give (or shall cause its Subsidiaries to give) the notices to third parties, and (ii) obtain (or cause its Subsidiaries to obtain) any third party consents (A) necessary to consummate the transactions contemplated in this Agreement, (B) required to be disclosed in the Company Disclosure Schedule, or (C) required to prevent a Material Adverse Effect on the Company from occurring prior to or after the Effective Time as a result of the transactions contemplated by this Agreement, other than, in each case, as may be necessary or required in connection with Contracts relating to Funded Debt that will be discharged (including, without limitation, by way of repayment, redemption, purchase (including by tender offer), defeasance or satisfaction and discharge) in connection with the Merger, except as required in order to fulfill the closing condition set forth in Section 6.2(h).  In the event that the Company shall fail to obtain any such third party consent, the Company shall use commercially reasonable efforts to minimize any adverse effect upon the Company, its Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent (provided that the foregoing shall not affect any rights of the Buyer, Holdings or Merger Sub under this Agreement with respect to such failure).

5.3   Employee Benefit Matters.

(a)           The Buyer agrees that individuals who are employed by the Company or any Subsidiary of the Company immediately prior to the Effective Time shall remain employees of the Surviving Corporation or one of its Subsidiaries upon the Effective Time (each such employee, a “Continuing Employee”).

(b)           Until the first anniversary of the Effective Time, the Surviving Corporation shall provide to Continuing Employees rates of base salary or wages and annual bonus opportunities, benefits and benefit plans, programs and policies (including severance benefits, medical and welfare plans, but not including stock options or other equity-based compensation awards), which are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to the employees of the Company and its Subsidiaries on December 31, 2006 or as otherwise disclosed to the Buyer prior to the date of this Agreement; provided that in no event shall the Surviving Corporation be required to provide the Continuing Employees with any compensation or benefits to the extent that the provision of such compensation or benefits could result in costs to the Company or any of its Subsidiaries that are in excess of the cost of providing such compensation or any such benefit in effect on the date hereof.

(c)           With respect to each employee benefit plan of the sole stockholder of the Buyer, or any Affiliate of such Person (“Buyer Plan”), in which Continuing Employees subsequently participate, for purposes of determining vesting and entitlement to benefits, including for severance benefits and vacation entitlement, service with the Company and its Subsidiaries (or predecessor employers thereof to the extent the plans of the Company or Rental provides past service credit) shall be treated as service with the Person providing such Buyer Plan; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits (or result in benefit accrual under any defined Plan) or to the extent that such service was not recognized under the corresponding Plan of the Company or its Subsidiaries.  Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations.  Each Buyer Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Plan of the Company or its Subsidiaries.  Continuing Employees shall be given credit for amounts paid under a corresponding benefit plan of the Company or its Subsidiaries during the plan year in which the Closing occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Buyer Plan for the plan year in which the Effective Time occurs.

(d)           The Surviving Corporation hereby agrees to assume and perform the obligations of the Company and any of its Subsidiaries under each employment agreement with any current employee.  Notwithstanding the foregoing, nothing contained in this Section 5.3 shall be deemed to be a commitment of the Surviving Corporation or any of its Subsidiaries to employ any Continuing Employee for any period of time after the Effective Time, and this Section 5.3 shall not be construed to limit the ability of the Surviving Corporation or any of its Subsidiaries to terminate the employment of any Continuing Employee at any time after the Effective Time.

In addition, nothing contained in this Section 5.3 shall be deemed to prevent the Surviving Corporation from amending or terminating any benefit plan in accordance with its terms.

(e)           Nothing in this Section 5.3 shall create any third party beneficiary right in any Person other than the Parties, including any current or former Continuing Employee, any participant in any Plan or Buyer Plan, or any dependent or beneficiary thereof, or any right to continued employment with the Surviving Corporation, the Buyer, Holdings, Merger Sub or any of their respective Affiliates.  Nothing in this Section 5.3 shall constitute an amendment to any Plan, Buyer Plan or any other plan or arrangement covering Continuing Employees. The Company and the Buyer shall each cooperate with the other and shall provide to the other such documentation, information and assistance as is reasonably necessary to effect the provisions of this Section 5.3.

(f)            Prior to the Closing, the Company and its Subsidiaries shall use commercially reasonable efforts to (i) secure from each Person who is a “disqualified individual” (as defined in Section 280G(c) of the Code) and who has a right to any severance payments, accelerated vesting and payment of Company Stock Options, and any other payments which would be deemed to constitute “parachute payments” under Section 280G of the Code (the “Potential 280G Benefits”), a waiver of such Person’s rights to some or all of such Potential 280G Benefits (the “Waived Benefits”), so that all remaining Potential 280G Benefits applicable to such person shall not be deemed to be “parachute payments” that would not be deductible under Section 280G of the Code; (ii) obtain approval of its shareholders in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1 (the “Shareholder Approval”) of any Potential 280G Benefits other than the Non-Waived Benefits (the “New Benefits”); and (iii) deliver to Buyer, prior to seeking such Shareholder Approval, drafts of such Shareholder Approval for Buyer review and comment.

5.4   Notification of Certain Matters.

(a)           The Company shall give prompt notice to the Buyer and the Buyer shall give prompt notice to the Company, of the occurrence or non-occurrence of (i) any event the occurrence, or non-occurrence of which could reasonably be expected to result in any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by materiality, then untrue or inaccurate in any respect) and (ii) any failure of any Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.4(a) shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

(b)           Each Party shall give prompt notice to the other Parties of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or other transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the Merger or other transactions contemplated by this Agreement; (iii) any litigation relating to or involving or otherwise affecting the Company or any of its Subsidiaries, on the one hand, or the

Buyer, Holdings or Merger Sub, on the other hand, that relates to the Merger or other transactions contemplated by this Agreement; and (iv) any change that is likely to impair in any material respect the ability of any Party to consummate the transactions contemplated by this Agreement.

5.5   Public Announcements.

The initial press release or releases with respect to the transactions contemplated by this Agreement, as well as the press release or releases with respect to consummation of such transactions, shall be in the form agreed to by the Buyer and the Company.  Subject to Section 5.13, through the Effective Time, the Buyer, Holdings or Merger Sub on the one hand, and the Company, on the other hand, shall not, and shall cause their respective Subsidiaries and Affiliates not to, issue or cause the publication of any other press release or other public announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the consent of the other (which consent shall not be unreasonably withheld or delayed), except where such release or announcement is required by applicable Law or regulatory requirement (including, without limitation, rules promulgated under the Exchange Act).

5.6   Indemnification of Directors and Officers.

(a)           From and after the Effective Time, until the sixth anniversary thereof, the Surviving Corporation shall  indemnify, defend and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under applicable Law to, each Person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any Subsidiary of the Company (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by: (i) the Company’s Certificate of Incorporation as in effect on the date of this Agreement; (ii) the Company’s Bylaws as in effect on the date of this Agreement and (iii) any applicable contract as in effect on the date of this Agreement and listed on Schedule 2.7(a).

(b)           Without limiting the provisions of Section 5.6(a), during the period commencing with the Closing and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall: (i) indemnify and hold harmless each Indemnitee against and from any Indemnified Costs, except to the extent such Indemnified Costs resulted from such Indemnitee’s illegal acts, fraud, gross negligence or willful misconduct; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified.  Notwithstanding anything to the contrary contained in this Section 5.6(b) or elsewhere in this Agreement, the Surviving Corporation shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 5.6(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnities from all liability arising out of such claim, action, suit, proceeding or investigation.  The Parties hereto intend, to the extent not prohibited by applicable Law, that the indemnification provided for in this Section 5.6 shall apply without limitation to acts or omissions, other than illegal acts, acts of fraud, gross negligence or willful misconduct or alleged acts or omissions, other than illegal acts or acts of fraud, gross negligence or willful misconduct, by the Indemnitees in their capacities as officer, directors or employees, as the case may be.

(c)           The Surviving Corporation to provide, for a period of not less than six years after the Effective Time (the “Six-Year Period”), the Indemnitees who are insured under the Company’s directors’ and officers’ insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”), that is no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay aggregate premiums for the D&O Insurance for coverage during the entire Six-Year Period (and not per annum) in excess of six times the annual premium currently paid by the Company for such insurance; provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 5.6, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement.  If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)           Each Indemnitee, and his or her heirs and legal representatives, is intended to be a third party beneficiary of this Section 5.6 and may specifically enforce its terms.

(e)           In the event that the Surviving Corporation or any of its successors or assigns (with respect to substantially all of the assets of the Surviving Corporation) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns (with respect to substantially all of the assets of the Surviving Corporation) of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.6.

5.7   Funding.

Each of the Buyer, Holdings and Merger Sub shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitment Letter (provided that the Buyer may replace or amend the Debt Financing Commitment Letter to add lenders, lead arrangers, book-

runners, syndication agents or similar entities which had not executed the Debt Financing Commitment Letter as of the date hereof, so long as such replacement or amendment would not adversely impact or delay in any material respect the ability of the Buyer, Holdings or Merger Sub to consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby), including using commercially reasonable efforts to (i) maintain in effect the Debt Financing Commitment Letter, subject to the foregoing replacement and amendment rights, (ii) satisfy on a timely basis all conditions applicable to the Buyer, Holdings or Merger Sub to obtaining the Debt Financing set forth in the Debt Financing Commitment Letter that are within its control (including by consummating the financing pursuant to the terms and conditions of the executed Equity Financing Commitment Letter and by assisting in the syndication or marketing of the financing contemplated by the Debt Financing Commitment Letter) and (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Financing Commitment Letters or on other terms acceptable to the Buyer in its sole discretion that would not adversely impact in any material respect the ability of Buyer, Holdings or Merger Sub to consummate the transactions contemplated hereby. Subject to the terms and conditions contained herein, and the satisfaction of the conditions set forth in Section 6.1 and 6.2 and the satisfaction or waiver of the conditions set forth in Section 6.3, at the Closing the Buyer and Merger Sub shall draw down on the Financing if the conditions to the Debt Financing Commitment Letter are then satisfied (other than, in connection with the Debt Financing, the availability of funding under the Equity Financing Commitment Letter).   Without limiting Buyer’s, , Holdings’ and Merger Sub’s obligations under this Section 5.7, if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment Letter, each of the Buyer, Holdings and Merger Sub shall use its commercially reasonable efforts to arrange to obtain alternative financing from alternative sources on terms not materially less beneficial to the Buyer in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event but in no event later than the Outside Date.  The Buyer, Holdings and Merger Sub shall give the Company prompt notice of any material breach by any party to the Financing Commitment Letter of which the Buyer, Holdings or Merger Sub becomes aware, or any termination of any Financing Commitment Letter.  The Buyer, Holdings and Merger Sub shall keep the Company informed on a reasonably current basis of the status of their efforts to arrange the Financing.

5.8   Financial Statements.

(a)           From the date hereof until the Closing Date, the Company shall provide the Buyer with an unaudited consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of operations and cashflows of the Company and its Subsidiaries for each calendar month within twenty days after the end of each such calendar month.  Such financial statements shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved except as may otherwise be indicated on the notes thereto and shall fairly present in all material respects, the consolidated financial condition of the Company and its Subsidiaries as at the respective dates and the results of operations and cashflows of the Company and its Subsidiaries for the periods therein indicated, except for (i) normal year-end adjustments and reclassifications, the effect of which will not, individually or in the aggregate, be materially adverse to the Company and its Subsidiaries and (ii) the absence of footnotes.

(b)           As promptly as practicable and in no event later than May 15, 2007, the Company shall provide the Buyer with an unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2007, and the related consolidated statements of income and cash flows for the three-month period (the “Interim Financial Statements”).

5.9   Transaction Expenses.

At least two Business Days prior to the Closing Date, the Company shall provide to the Buyer (i) a true and complete written report setting forth an itemized list of any and all Transaction Expenses (including Funded Debt and the gross book value of the Rental Fleet as calculated pursuant to the definition of “Permitted Additional Debt”) incurred or otherwise payable by the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby, together with invoices or other evidence reasonably satisfactory to the Buyer from persons to whom such Transaction Expenses are owed or have been paid, with respect to all Transaction Expenses owed or paid to such Persons (the “Transaction Expense Statement”) and (ii) a true and correct copy of the Company’s (unredacted) engagement letter with the Financial Advisors.  Expenses set forth in the Transaction Expense Statement shall, to the extent not paid prior to the Closing Date, be paid at Closing by the Surviving Corporation or within two Business Days thereafter.

5.10   Company Option Plans.

Prior to the Effective Time, the Company shall take all commercially reasonable actions necessary or appropriate to ensure that, as of the Effective Time, the Company Option Plans shall terminate.

5.11   Assistance with Debt Financing.

The Company agrees to use its commercially reasonable efforts to, and to cause its Subsidiaries to, assist the Buyer, the Buyer’s stockholders and the arrangers, lenders and advisors to the Buyer, in each case in connection with the arrangement of the Debt Financing, including without limitation, participation in meetings (including direct contact between the Company’s senior management and prospective lenders and investors), due diligence sessions, road shows and rating agency presentations; the preparation of confidential information memoranda, offering memoranda, private placement memoranda, registration statements, prospectuses and similar documents and materials for rating agency presentations; assisting syndication efforts by utilizing the Company’s and its Affiliates’ existing banking and financial relationships; delivery of the Interim Financial Statements (which have been subject to a SAS 100 review by the Company’s independent auditors); participation in the preparation of pro forma financial information, projections, financial models and similar financial information;  participation in the negotiation of any commitment letters, underwriting or placement agreements, indentures, supplemental indentures, loan and credit agreements, escrow and security agreements, pledge and security documents, other definitive financing documents, or other requested customary certificates or documents, including a customary certificate of the chief financial officer of the Surviving Corporation and its Subsidiaries with respect to solvency matters; delivery of comfort letters of accountants; and assistance in obtaining field examinations and appraisals of the collateral to be provided in connection with the Debt Financing.  The Company will use its commercially reasonable efforts to cause its independent auditors and former independent auditors to (i) cooperate in connection with any such Debt Financing; (ii) deliver customary comfort letters and bring-down comfort letters, in each case, in accordance with SAS 72 and (iii) cooperate in due diligence and drafting sessions with arrangers, underwriters, initial purchasers and/or placement agents in connection with any such financing.  The Company will use its commercially reasonable efforts to assist the Buyer in satisfying all of the conditions to the Debt Financing contemplated by the Debt Financing Commitment Letter.

5.12   Discharge of Existing Notes.

(a)           At the request of the Buyer, the Company shall use its commercially reasonable efforts to discharge all of the Company’s outstanding Senior Secured Notes and Senior Subordinated Notes (together, solely for purposes of this Section 5.12 and Section 5.14, the “Notes”) by either, at the Company’s option in its sole discretion after consultation with Buyer and at a time reasonably requested by the Buyer, conducting a Debt Tender Offer in accordance with Section 5.12(b) or effecting a Discharge in accordance with Section 5.12(c).

(b)           If upon the request of the Buyer pursuant to Section 5.12(a) the Company so elects, the Company shall (i) promptly commence or cause Neff Rental LLC and Neff Finance Corp. (together, solely with respect to this Section 5.12 and Section 5.14(b), the “Issuers”) to promptly commence an offer to purchase with respect to any and all of the outstanding aggregate principal amount of each of the Senior Secured Notes and the Senior Subordinated Notes for cash on price terms that are reasonably acceptable to Buyer to be consummated substantially simultaneously with the Closing using funds provided by Buyer pursuant to Section 5.14 (the “Offers to Purchase”), and (ii) solicit the consent of the holders of the Notes regarding certain proposed amendments to the respective indentures governing each such series of Notes (the “Indenture Amendments”) as reasonably requested by the Buyer and as set forth in the Debt Tender Offer documents sent to holders of each such series of Notes, which amendments may include the elimination of all or substantially all of the restrictive covenants and certain other provisions contained in the respective indentures governing each such series of Notes that can be eliminated upon the favorable vote of the holders of a majority of the principal amount thereof, in the case of the Subordinated Notes, and 66 2/3% of the outstanding principal amount in the case of the Senior Secured Notes, as well as the release of any collateral (the “Consent Solicitations” and, together with the Offers to Purchase, the “Debt Tender Offer”), and the Buyer shall assist the Company in connection therewith.  The Debt Tender Offer shall be made on customary terms and conditions and such other terms and conditions that are mutually agreed by the Company and the Buyer; provided that, in any event, the Parties agree that (A) the terms and conditions of the Debt Tender Offer shall provide that the closing thereof shall be contingent upon the consummation of the Merger at the Effective Time; (B) the Indenture Amendments shall not require the consent of the holders of more than (i) a majority of the outstanding principal amount of the Senior Subordinated Notes, in the aggregate, and (ii) 66 2/3% of the outstanding principal amount of the Senior Secured Notes, in the aggregate, (C) tendering of the Senior Secured Notes and/or Senior Subordinated Notes, as applicable, pursuant to the Debt Tender Offer shall constitute the grant of a consent to the Indenture Amendments and (D) promptly upon expiration of the Consent Solicitations, assuming the requisite consents have been received with respect to each such series of Notes, the Company shall execute a supplemental indenture to the respective indentures governing each series of Notes that will become operative only immediately upon the Effective Time and shall use commercially reasonable efforts to cause the trustee under each such indenture to enter into such supplemental indenture at the time the Company executes such supplemental indenture.  Concurrent with the Effective Time, and in accordance with the terms of the Debt Tender Offer, the Surviving Corporation (or at the election of the Buyer, the Issuers) shall accept for purchase and purchase the Notes that have been properly tendered and not properly withdrawn in the Debt Tender Offer using funds provided by or at the direction of the Buyer.  The Company shall promptly prepare, along with the Offers to Purchase and Consent Solicitations, related letters of transmittal and consent and forms of other related letters and summary advertisements, as well as all other information and exhibits that may be necessary or advisable in connection with the Debt Tender Offer (collectively, the “Offer Documents”). The Company will cause the Offer Documents to be mailed to the holders of the Senior Secured Notes and/or Senior Subordinated Notes, as applicable, promptly following the commencement of the Debt Tender Offer in accordance with Section 5.12(a); provided, however, that all mailings to the holders of the Senior Secured Notes and/or Senior Subordinated Notes, as applicable, in connection with the Debt Tender Offer and all press releases issued by the Company with respect to the Debt Tender Offer (including any press release that purports to announce, modify or amend the terms of the Debt Tender Offer) shall be subject to the prior review, comment and approval of the Buyer, which review, comment and approval shall not be unreasonably withheld, delayed or conditioned. In the event that this Agreement is terminated in accordance with Section 7.1 hereof, the Company will have the right to (a) amend the Offer Documents without the Buyer’s review, comment or approval and/or (b) terminate the Debt Tender Offer.

(c)           If the Company does not conduct a Debt Tender Offer for any series of Notes in a time and manner that could permit the Issuers to purchase a majority in aggregate principal amount of the Senior Subordinated Notes and 66 2/3% of the aggregate principal amount of the Senior Secured Notes then outstanding at the Effective Time (including by means of early settlement prior to the closing of the Debt Tender Offer) and does not reasonably coincide with Buyer’s marketing efforts with respect to any public debt financing (such that such Debt Tender Offer would be able to close on or before the closing of any such financing), the Surviving Corporation shall, (i) concurrent with the Effective Time issue a notice of optional redemption for all of the outstanding aggregate principal amount of such series of Notes, pursuant to the redemption provisions of the applicable indenture and (ii) take any other actions reasonably requested by the Buyer to facilitate the satisfaction and discharge of such series of Notes pursuant to the satisfaction and discharge provisions or the legal defeasance provisions of the applicable indenture and the other provisions of such indenture applicable thereto; provided that, prior to the Company being required to take any of the actions described in clauses (i) and (ii) above, the Buyer shall have, or shall have caused to be, deposited with the trustee under the applicable indenture sufficient funds to effect such redemption and satisfaction and discharge or legal defeasance.  The redemption and satisfaction and discharge of any series of Notes pursuant to the preceding sentence are referred to collectively as the “Discharge” of such series of Notes. The Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause their respective Representatives to, provide all cooperation reasonably requested by the Buyer in connection with the Discharge of any Series of Notes identified to the Company by the Buyer in writing at any time.

(d)           Notwithstanding anything to the contrary contained in this Section 5.12, neither the Company nor any Issuer shall be required to take any action in connection with the Debt Tender Offer that it believes, after consultation with counsel, could reasonably be expected to cause the Company or such Issuer to violate (i) federal or state securities laws,  (ii) the provisions of the indentures governing the Senior Secured Notes and the Senior Subordinated Notes or (iii) the provisions of the credit agreement and other documentation (including without limitation the intercreditor agreement) related to the ABL Credit Facility.

5.13   EDGAR.

The Company covenants and agrees that it shall cause Neff Rental LLC and Neff Finance Corp. to make such filings on EDGAR with respect to the Agreement and the transactions contemplated hereby as are required by the Exchange Act, including, without limitation, the filing of a current report on Form 8-K.

5.14   Provision of Funds.

(a)           At the Effective Time, and subject to the other terms and conditions set forth in this Agreement, the Buyer shall pay or provide (or cause to be provided) sufficient immediately available funds to the Company to pay all amounts owing with respect to the ABL Credit Facility,  including the aggregate principal amount outstanding thereunder immediately prior to the Effective Time, accrued interest and any fees or charges associated therewith.

(b)           At the Effective Time, and subject to the other terms and conditions set forth in this Agreement, the Buyer shall pay or provide (or cause to be provided) sufficient immediately available funds to the Company and the Issuers to pay all of the amounts owing with respect to all outstanding Notes, which (i) in the case of a Debt Tender Offer, have been properly tendered and not withdrawn, including the aggregate principal amount outstanding with respect to such tendered Notes immediately prior to the Effective Time, accrued interest thereon and any fees or charges associated therewith or (ii) in the case of a Discharge, represents the aggregate amount required pursuant to each indenture to effect such Discharge and any other fees or charges associated therewith.

5.15   Termination of Agreements.

On and as of the Closing, except for this Agreement and any employment-related agreements (including indemnification agreements) with management or former management, all Contracts between the Company and any of its Subsidiaries, on the one hand, and any stockholder of the Company (or any Affiliate of any stockholder of the Company), on the other hand (the “Terminating Contracts”) shall be terminated as between them without any further force and effect, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.  The Buyer agrees to take, and to cause the Surviving Corporation to take, and any such stockholder of the Company agrees to take, and to cause their Affiliates to take, any action following the Closing that would be required to give effect to the termination of the Terminating Contracts.

5.16         Funded Debt Payoff.

Immediately prior to the Closing, the Company shall use all cash reasonably available to reduce the outstanding amount of Funded Debt.

5.17         FIRPTA.

Prior to the Closing on the Closing Date, the Company shall deliver to the Buyer a duly executed and acknowledged certificate, in form and substance reasonably acceptable to the Buyer and in compliance with the Code and Treasury Regulations, certifying such facts as to establish that the transactions contemplated hereby are exempt from withholding pursuant to Section 1445 of the Code.

ARTICLE VI

CONDITIONS OF MERGER

6.1           Conditions to Obligation of Each Party to Effect the Merger.

The obligations of each Party to effect the Merger and to consummate the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived in writing by the Party entitled to the benefit thereof, in whole or in part, to the extent permitted by the applicable Law:

(a)           Antitrust.  Any applicable waiting period (including any extension thereof) under the HSR Act, as applicable to transactions contemplated by this Agreement (including the Merger) shall have expired or been terminated, and all approvals under antitrust regulatory filings in any jurisdiction that shall be necessary shall have been obtained.

(b)           No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction, or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger, nor shall any proceeding brought by any Governmental Authority, domestic or foreign, seeking any of the foregoing be pending, and there shall not be any action taken, or any Law, regulation or order enacted, entered or enforced, which makes the consummation of the Merger as contemplated herein illegal.

(c)           Governmental Authority, Consents and Approvals.  All material consents, approvals and authorizations of any Governmental Authority (other than pursuant to the HSR Act) legally required for the consummation of the transactions and set forth on Schedule 6.1(c) shall have been obtained and be in full force and effect at the Effective Time.

6.2           Additional Conditions to Obligations of the Buyer, Holdings and Merger Sub.

The obligations of the Buyer, Holdings and Merger Sub to effect the Merger are also subject to the following conditions, any and all of which may be waived in writing by either of the Buyer, Holdings or Merger Sub, in whole or in part, to the extent permitted by applicable Law:

(a)           Representations and Warranties. The representations and warranties of the Company (other than those representations and warranties contained in Sections 2.1, 2.2, 2.3(a), 2.3(b) and 2.6(a)) contained herein (without giving effect to any “materiality” or “Material Adverse Effect” qualification therein) shall be true and correct as of the Closing with the same force and effect as if made as of the Closing, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined (without giving effect to any “materiality” or “Material Adverse Effect” qualification therein) as of such date, except, in each case, for such exceptions as have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.  The representations and warranties of the Company contained in Sections 2.1, 2.2, 2.3(a), 2.3(b) and 2.6(a) shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing.  The Buyer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.  The Buyer shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(c)           No Material Adverse Effect.  From and after the date hereof, there shall have been no change, event, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

(d)           Dissenters’ Rights.  The time period for the exercise by any stockholder of the Company of any appraisal rights, dissenters’ rights or similar rights applicable as a result of the Merger, including any such rights under Section 262 of the DGCL, shall have expired and the holders of Company Common Stock representing less than three percent (3%) of the Company Common Stock outstanding shall have demanded and perfected their right to an appraisal of the Company Common Stock in accordance with the DGCL and not withdrawn such demand.

(e)           Financing.  The Buyer or Merger Sub shall have obtained an aggregate of $732,500,000 of debt financing on the terms and conditions contained in the Debt Commitment Letter, as such terms and conditions may be modified by operation of any so called “market flex”

provisions contained in either (i) the  fee letter relating to Debt Commitment Letter or (ii) any other agreements as in effect on the date hereof that either of Merger Sub or the Buyer may have with the lenders that executed the Debt Commitment Letter.

(f)            Resignations.   Each of the officers of the Company and each of its Subsidiaries requested by the Buyer and each of the directors of the Company and each of its Subsidiaries shall have been removed or shall have delivered a letter of resignation in form and substance reasonably satisfactory to the Buyer.

(g)           Funded Debt.  The Company shall have delivered to the Buyer (A) payoff letters or other evidence in form and substance reasonably satisfactory to the Buyer with respect to all Funded Debt described in clause (a) of the definition of Funded Debt (other than the Senior Secured Notes and the Senior Subordinated Notes) evidencing the satisfaction of all liabilities thereunder upon receipt of the amounts set forth therein and (B) releases in customary forms concurrently with the repayment of obligations giving rise thereto of all Liens with respect to the capital stock, property and assets of the Company or any Subsidiary of the Company, including Liens securing the obligations of the Company under the ABL Credit Facility.

(h)           Stockholder Arrangements.  The Company shall have delivered evidence in form and substance reasonably satisfactory to the Buyer that all voting trusts, proxies, stockholders agreements, registration rights agreements or similar agreements relating in each case to the issuance, holding, acquisition, voting or disposition of any shares of capital stock of the Company or any of its Subsidiaries, other than the Company Stock Options and Company Option Plans, to which the Company or any of its Subsidiaries is a party and that prior to the Closing have not expired, terminated or been fully performed, all of which are listed on Schedule 6.2(h), shall have been terminated.

(i)            Discharge of Senior Secured Notes and Senior Subordinated Notes.  So long as the Buyer, Holdings and Merger Sub are not in breach of their obligations pursuant to Section 5.14, either (i) not less than (x) a majority of the aggregate principal amount of the Senior Subordinated Notes and (y) 66 2/3% of the aggregate principal amount of the Senior Secured Notes shall have been tendered and accepted for payment by the Company in accordance with the terms and conditions of the Debt Tender Offer, and the Indenture Amendments shall have been approved and shall have become effective, in each case concurrently with the Effective Time upon acceptance for payment of all Notes validly tendered and not withdrawn by the Company or (ii) the Company shall substantially simultaneous with or prior to the Effective Time effect a Discharge of all of the outstanding aggregate principal amount of the Senior Secured Notes and the Senior Subordinated Notes in accordance with Section 5.12(c), in each case in a manner that provides for the simultaneous release of any collateral.

(j)            Opinion.  The Buyer and Merger Sub shall have received an opinion from Latham & Watkins LLP, the topics of which are set forth on Schedule 6.2(j) attached hereto, subject to customary assumptions, limitations and exceptions.

6.3           Additional Conditions to Obligations of the Company.

The obligation of the Company to effect the Merger is also subject to the following conditions, any and all of which may be waived in writing by the Company, in whole or in part, to the extent permitted by the applicable Law:

(a)           Representations and Warranties.  The representations and warranties of each of the Buyer, Holdings and Merger Sub (other than those representations and warranties contained in Sections 3.1, 3.2(a) and 3.2(b))  contained herein (without giving effect to any “materiality” or “Material Adverse Effect” qualification therein) shall be true and correct as of the Closing with the same force and effect as if made as of the Closing, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined (without giving effect to any “materiality” or “Material Adverse Effect” qualification therein) as of such date, except, in each case, for such exceptions as have not had, and would not reasonably be expected to have, a Material Adverse Effect on any of the Buyer, Holdings or Merger Sub. The representations and warranties of each of the Buyer, Holdings and Merger Sub contained in Sections 3.1, 3.2(a) and 3.2(b) shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing.  The Company shall have received a certificate signed on behalf of each of the Buyer, Holdings and Merger Sub by the Chief Executive Officer and Chief Financial Officer of each of the Buyer, Holdings and Merger Sub to such effect.

(b)           Agreements and Covenants.  Each of the Buyer, Holdings and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.  The Company shall have received a certificate to such effect signed by an officer of each of the Buyer, Holdings and Merger Sub.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1           Termination.

This Agreement may be terminated and the Merger and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

(a)           by mutual written consent of the Parties duly authorized by the Boards of Directors of each of the Buyer, Holdings and Merger Sub, on the one hand, and the Company, on the other hand;

(b)           by the Buyer if the Company shall breach the covenants and agreements set forth in Section 4.2(a), it being understood and agreed among the Parties that in the event of a breach by the Company of the covenants and agreements set forth in Section 4.2(a), the Buyer’s  right to terminate this Agreement will be immediate;

(c)           by any Party if the Merger shall not have been consummated on or before  June 29, 2007 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(d)           by any Party if a Governmental Authority shall have issued an order or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;

(e)           by the Buyer, if each of the Buyer, Holdings and Merger Sub are not in material breach of their obligations under this Agreement, and if (i) at any time any of the representations and warranties of the Company herein are or become untrue or inaccurate such that Section 6.2(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(e)) or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement (other than those covenants and agreements set forth in Section 4.2(a), which are specifically addressed in Section 7.1(b)) such that Section 6.2(b) will not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(e)); (iii) there has occurred a Material Adverse Effect on the Company such that Section 6.2(c) will not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(e)); provided, however, that, in each of clauses (i), (ii) and (iii), if such breach or Material Adverse Effect is curable and can reasonably be expected to be cured by the Company by the Outside Date through the exercise of reasonable efforts, the Buyer may not terminate this Agreement under this Section 7.1(e) for so long as the Company continues to exercise such reasonable efforts; and

(f)            by the Company, if it is not in material breach of its obligations under this Agreement, and if (i) at any time the representations and warranties of either the Buyer, Holdings or Merger Sub herein become untrue or inaccurate such that Section 6.3(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(f)), (ii) there has been a breach on the part of either of the Buyer, Holdings or Merger Sub of any of their respective covenants or agreements contained in this Agreement such that Section 6.3(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(f)) or (iii) any of the Financing Commitment Letters are no longer in full force and effect such that Section 6.2(e) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(f)); provided, however, that, in clauses (i), (ii) and (iii), if such breach or lack of financing under the Financing Commitment Letters is curable and can reasonably be expected to be cured by the Buyer, Holdings and/or Merger Sub, as applicable, by the Outside Date through the exercise of reasonable efforts, the Company may not terminate this Agreement under this Section 7.1(f) for so long as the Buyer, Holdings and/or Merger Sub, as applicable, continue to exercise such reasonable efforts.

7.2           Effect of Termination.

Except as provided in this Section 7.2, in the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than this Section 7.2 and Sections 5.1(c), 7.3 and

Article VIII, each of which shall survive such termination) will forthwith become void, and there will be no liability on the part of any Party or any of their respective officers or directors to any other Party and all rights and obligations of each Party will cease, except that nothing herein will relieve any Party from liability for any willful breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement.

7.3                                 Fees and Expenses.

Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses, whether or not the Merger is consummated.  Notwithstanding the foregoing, the HSR Act and Competition Law filing costs incurred by the Parties in connection with the transactions contemplated by this Agreement shall be paid one half (½) by the Buyer, with the other one half (½) of any such costs being paid by the Company and included in the definition of Transaction Expenses.

7.4                                 Amendment.

This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time.  This Agreement may not be amended except by an instrument in writing signed by all of the Parties.

7.5                                 Waiver.

At any time prior to the Effective Time, any Party may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument signed by the Party to be bound thereby.

ARTICLE VIII

GENERAL PROVISIONS

8.1                                 Survival of Representations and Warranties.

The respective representations and warranties of the Buyer, Holdings, Merger Sub and the Company contained herein shall terminate upon, and not survive, the Closing.

8.2                                 Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such electronic mail, or by facsimile, with confirmation as provided above addressed as follows:

(a)           If to the Buyer or Holdings:

LYN Holdings LLC
LYN Holdings Corp.
c/o Lightyear Capital, LLC
375 Park Avenue
New York, NY 10152
Attn:  Lori J. Forlano
Facsimile: (212) 328-0516

With copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attn:  Caroline B. Gottschalk, Esq.
Facsimile: (212) 455-2502
E-Mail:     cgottschalk@stblaw.com

(b)           If to Merger Sub:

LYN Acquisition Corp.
c/o Lightyear Capital, LLC
375 Park Avenue
New York, NY 10152
Attn:  Lori J. Forlano
Facsimile: (212) 328-0516

With copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attn:  Caroline B. Gottschalk, Esq.
Facsimile: (212) 455-2502
E-Mail:     cgottschalk@stblaw.com

(c)           If to the Company:

Neff Corp.
3750 N.W. 87th Avenue
Suite 400
Miami, Florida 33178
Attention:  Mark Irion, Chief Financial Officer
Facsimile:  305 513-4155
E-Mail:      mirion@neffcorp.com

With copies to:

Odyssey Investment Partners, LLC
21650 Oxnard Street
Suite 1650
Woodland Hills, CA 91367
Attention:  William F. Hopkins
Facsimile:  (818) 737-1101
Email:        bhopkins@odysseyinvestment.com

and to:

Latham & Watkins LLP
885 Third Avenue, Suite 1000
New York, NY 10022
Facsimile: (212) 751-4864
Attention:  John Giouroukakis, Esq.
                  Howard Sobel, Esq.
E-Mail:     John.Giouroukakis@lw.com
                  Howard.Sobel@lw.com

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith.  All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent (c) in the case of facsimile transmission or telecopier or electronic mail, upon confirmed receipt, and (d) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted.

8.3                                 Interpretation.

When a reference is made in this Agreement to Sections, clauses, Articles or Schedules, such reference shall be to a Section, clauses, Articles or Schedules to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article.  The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.4                                 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect as long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.5                                 Entire Agreement.

This Agreement and other documents and instruments delivered in connection herewith constitute the entire agreement and supersede all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the Parties with respect to the subject matter hereof.

8.6                                 Assignment.

This Agreement shall not be assigned by operation of Law or otherwise, except that the Buyer may assign its rights under this Agreement, in whole or in part, to one or more Affiliates of the Buyer, provided that no such assignment shall relieve the Buyer of its obligations hereunder.

8.7           Parties in Interest.

Except as set forth in Section 5.6, this Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and except as set forth in Section 5.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.8                                 Failure or Indulgence Not Waiver.

No failure or delay on the part of any Party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

8.9                                 Governing Law; Enforcement.

This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the Law of the State of Delaware.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts in the State of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity.  In addition, each of the Parties: (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any transaction contemplated hereby; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY; (d) consents to service of process by delivery pursuant to Section 8.2 hereof; and (e) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware.

8.10                           No Implied Representations.

Notwithstanding any other provision of this Agreement, each of the Buyer, Holdings and Merger Sub acknowledge and agree that neither the Company nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company and its Subsidiaries except as expressly set forth in this Agreement, and none of the Buyer, Holdings or Merger Sub is relying on any information concerning the Company and its Subsidiaries except as so expressly set forth in this Agreement.  Without limiting the foregoing, it is further expressly understood and agreed that any projections or estimates that may have been furnished to any of the Buyer, Holdings or Merger Sub or their respective Affiliates or advisors are not and shall not be deemed to be representations or warranties of the Company or any other Person.

8.11                           Construction of Certain Provisions.

It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Schedule or any schedules or exhibits attached hereto is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item herein or therein in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or therein is or is not material for purposes of this Agreement.

8.12                           Counterparts.

This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Buyer, Holdings, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LYN HOLDINGS LLC

By
Name:
Title:

LYN HOLDINGS CORP.

By
Name:
Title:

LYN ACQUISITION CORP.

By
Name:
Title:

NEFF CORP.

By
Name:
Title:

2

ANNEX I

INDEX TO DEFINED TERMS

“2006 Audited Financial Statements” has the meaning set forth in Section 2.4(a).

“ABL Credit Facility” has the meaning set forth in the Definition Section.

“Affiliate” has the meaning set forth in the Definition Section.

“Aggregate Option Exercise Price” has the meaning set forth in the Definition Section.

“Agreement” has the meaning set forth in the preamble.

“Business Day” has the meaning set forth in the Definition Section.

“Buyer” has the meaning set forth in the preamble.

“Buyer Consent” has the meaning set forth in Section 4.2(b).

“Buyer Plan” has the meaning set forth in Section 5.3(c).

“Capital Expenditures Budget” has the meaning set forth in Section 4.1(a).

“Capitalized Leases” has the meaning set forth in the Definition Section.

“Cash Amount” has the meaning set forth in the Definition Section.

“CERCLA” has the meaning set forth in Section 2.15(b).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in the Definition Section.

“Company” has the meaning set forth in the preamble.

“Company Certificate” has the meaning set forth in Section 1.7(b).

“Company Common Stock” has the meaning set forth in Section 1.7(a).

“Company Consent” has the meaning set forth in Section 4.2(a).

“Company Disclosure Schedule” has the meaning set forth in the first paragraph of Article II.

“Company Financial Statements” has the meaning set forth in the Definition Section.

“Company Material Contract” has the meaning set forth in Section 2.7(a).

“Company Option Plans” has the meaning set forth in Section 1.9(a).

“Company Preferred Stock” has the meaning set forth in Section 2.2(a).

“Company Stock Options” has the meaning set forth in Section 1.9(a).

“Competition Laws” has the meaning set forth in Section 5.2(c).

“Confidentiality Agreement” has the meaning set forth in Section 5.1(c).

“Consent Solicitation” has the meaning set forth in Section 5.12(b).

“Continuing Employee” has the meaning set forth in Section 5.3(a).

“Contract” has the meaning set forth in the Definition Section.

“Contribution Agreement” has the meaning set forth in 1.7(c).

“Debt Financing” has the meaning set forth in Section 3.4.

“Debt Financing Commitment Letter” has the meaning set forth in Section 3.4.

“Debt Tender Offer” has the meaning set forth in Section 5.12(a).

“Discharge” shall have the meaning set forth in Section 5.12(c).

“D&O Insurance” has the meaning set forth in Section 5.6(c).

“DGCL” has the meaning set forth in the preamble.

“DOJ” has the meaning set forth in Section 5.2(a).

“Dissenting Shares” has the meaning set forth in Section 1.16.

“Effective Time” has the meaning set forth in Section 1.3.

“Environmental Law” has the meaning set forth in the Definition Section.

“Equitable Exceptions” has the meaning set forth in Section 2.3(b).

“Equity Financing” has the meaning set forth in Section 3.4.

“Equity Financing Commitment Letter” has the meaning set forth in Section 3.4.

“ERISA” has the meaning set forth in the Definition Section.

“ERISA Affiliate” has the meaning set forth in the Definition Section.

“Exchange Act” has the meaning set forth in the Definition Section.

“Financing” has the meaning set forth in Section 3.4.

“Financing Commitment Letters” has the meaning set forth in Section 3.4.

“Financial Advisors” has the meaning set forth in Section 2.17.

“FTC” has the meaning set forth in Section 5.2(a).

“Fully Diluted Outstanding Company Common Stock” has the meaning set forth in the Definition Section.

“Funded Debt” has the meaning set forth in the Definition Section.

“GAAP” has the meaning set forth in Section 2.4(a).

“Government Contract” has the meaning set forth in the Definition Section.

“Governmental Authority” has the meaning set forth in Section 2.3(d).

“Hazardous Materials” has the meaning set forth in the Definition Section.

“Historical Audited Financial Statements” has the meaning set forth in Section 2.4(a).

“HSR Act” has the meaning set forth in Section 2.3(d).

“Indemnified Costs” has the meaning set forth in the Definition Section.

“Indemnitees” has the meaning set forth in Section 5.6(a).

“Indenture Amendments” has the meaning set forth in Section 5.12(a).

“Insurance Policies” has the meaning set forth in Section 2.13(a).

“Intellectual Property Rights” has the meaning set forth in Section 2.16(a).

“Interim Financial Statements” has the meaning set forth in Section 5.8(b).

“Interim Period” has the meaning set forth in Section 4.1(a).

“Issuers” has the meaning set forth in Section 5.12(b), solely with respect to Section 5.12 and 5.14(b).

“knowledge” has the meaning set forth in the Definition Section.

“Laws” has the meaning set forth in the Definition Section.

“Leased Real Property” has the meaning set forth in Section 2.12(a).

“Letter of Transmittal” has the meaning set forth in Section 1.12.

“Liens” has the meaning set forth in Section 2.2(e).

“Material Adverse Effect” has the meaning set forth in the Definition Section.

“Material Permits” has the meaning set forth in Section 2.9(a).

“Merger” has the meaning set forth in the preamble.

“Merger Consideration” has the meaning set forth in the Definition Section.

“Merger Sub” has the meaning set forth in the preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 1.10.

“Most Recent Balance Sheet” has the meaning set forth in Section 2.4(a).

“Most Recent Balance Sheet Date” has the meaning set forth in Section 2.4(a).

“New Benefits” has the meaning set forth in Section 5.3(f).

“Notes” has the meaning set forth in Section 5.12(a), solely with respect to Section 5.12 and    5.14(b).

“Offer Documents” has the meaning set forth in Section 5.12(b).

“Offers to Purchase” has the meaning set forth in Section 5.12(b).

“Outside Date” has the meaning set forth in Section 7.1(c).

“Owned Real Property” has the meaning set forth in Section 2.12(a).

“Parts Inventory” has the meaning set forth in the Definition Section.

“Party” or “Parties” has the meaning set forth in the preamble.

“Permitted Additional Debt” has the meaning set forth in the Definition Section.

“Permitted Liens” has the meaning set forth in Section 2.12(a).

“Person” has the meaning set forth in the Definition Section.

“Personnel” has the meaning set forth in the Definition Section.

“Plan” or “Plans” has the meaning set forth in the Definition Section.

“Potential 280G Benefits” has the meaning set forth in Section 5.3(f).

“Release” has the meaning set forth in the Definition Section.

“Rental Fleet” has the meaning set forth in the Definition Section.

“Required SEC Reports” has the meaning set forth in Section 2.4(c).

“Returns” has the meaning set forth in Section 2.14(a).

“Rollover Agreements” has the meaning set forth in Section 1.9(b).

“Rollover Shares” has the meaning set forth in Section 1.7(c).

“Securities Act” has the meaning set forth in Section 2.2(g).

“Senior Secured Notes” has the meaning set forth in the Definition Section.

“Senior Subordinated Notes” has the meaning set forth in the Definition Section.

“Shareholder Approval” has the meaning set forth in Section 5.3(f).

“Six-Year Period” has the meaning set forth in Section 5.6(c).

“Subsidiary” has the meaning set forth in the Definition Section.

“Subsidiary Capital Stock” has the meaning set forth in Section 2.2(c).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” has the meaning set forth in the Definition Section.

“Terminating Contracts” has the meaning set forth in Section 5.15.

“Transaction Expense Statement” has the meaning set forth in Section 5.9.

“Transaction Expenses” has the meaning set forth in the Definition Section.

“Waived Benefits” has the meaning set forth in Section 5.3(f).

“WARN” has the meaning set forth in Section 2.21(c).